SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of June 2007
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Tender Offer Circular
Submitted to the Financial Supervisory Commission
June 12, 2007
We hereby submit this Tender Offer Circular
in accordance with Article 21-2(2) of the Securities and Exchange Act (of Korea).

Reporter	Name	Shinhan Financial Group Co., Ltd. (seal)

Contact Information for Business Purpose	Address*	120 Taepyungro 2-ga, Jung-gu, Seoul, Korea
	Tel. No.	82-2- 6360-3035

*	Contact information for business purpose shall contain the full address and telephone number that can be reached.

2

I. Particulars on Tender Offeror and Its Specially-Related Persons
A. Information on Tender Offeror and Its Specially-Related Persons
1. Name of Tender Offeror

Name of Tender Offeror:	Shinhan Financial Group Co., Ltd. (“SFG”)
Representative Director:	In Ho LEE
2. History of Tender Offeror
(1) Changes since Incorporation
1)	Date of Incorporation: September 1, 2001

2)	Location of Head Office (including any changes thereof): 120 Taepyungro 2-ga, Jung-gu, Seoul, Korea

3)	Material Change in the Management

2001.9.1	Chairman of BOD	Eung Chan RA

2003.3.31	Chairman of BOD	Eung Chan RA
	President & CEO	Young Hwi CHOI

2005.5.17	Chairman of BOD	Eung Chan RA
	President & CEO	In Ho LEE
4)	Changes in the Largest Shareholder

2001.12.7	Changed from Daekyo Co., Ltd. and two other shareholders (No. of shares held: 4,754,679; shareholding ratio: 1.63%) to BNP Paribas (No. of shares held: 11,693,767; shareholding ratio: 4%)

2002.2.7	Changed from BNP Paribas to BNP Paribas Luxembourg, an affiliate of BNP Paribas (No. of shares held: 11,693,767; shareholding ratio: 4%)

2005.3.22	Changed from BNP Paribas Luxembourg to Korea National Pension Fund (No. of shares held: 16,498,516; shareholding ratio: 5.17%)

* The above date is the date on which the change was confirmed.

2005.11.28	Changed from Korea National Pension Fund to Korea Deposit Insurance Corporation (No. of shares held: 22,360,302; shareholding ratio: 6.22%; convertible and redeemable preferred stocks were converted into common shares)

2006.4.11	Changed from Korea Deposit Insurance Corporation to BNP Paribas Group (No. of shares held: 33,682,104; shareholding ratio: 9.38%)

* Details of Holding:

• BNP Paribas S.A.: 20,124,272 shares (purchased common shares in SFG held by Korea Deposit Insurance Corporation);

• BNP Paribas Luxembourg (subsidiary of BNP Paribas S.A.): 13,557,832 shares (existing shares)

* The above information is based on the date of purchase and sale of the shares. As of September 30, 2006, the shareholding ratio of BNP Paribas Group is 8.83% (the shareholding ratio was reduced due to the increase in the total number of common shares).

* As of December 31, 2006, BNP Paribas Group owns 9.06% or 34,582,732 shares of SFG common shares.
5)	Material Change in Business Purpose: N/A

6)	Other Material Change since Incorporation

2002.4.4	Executed a stock purchase agreement with Korea Deposit Insurance Corporation to acquire 51% equity in Jeju Bank

2002.4.8	Executed a stock purchase agreement with Asia Pacific Group II and LP, among others, to acquire 30% of common shares in Good Morning Securities Co., Ltd.

2002.5.10	SFG’s inclusion of Jeju Bank as its subsidiary was officially granted

2002.6.4	Shinhan Bank’s Credit Card Business spun off and Shinhan Card Co., Ltd. was established

2002.7.8	Shinhan Credit Information Co., Ltd. was established

2002.8.1	Good Morning Securities Co., Ltd. merged with Shinhan Securities Co., Ltd.; Good Morning Shinhan Securities Co., Ltd. was incorporated

2002.9.16	Good Morning Investment Trust Management Co., Ltd. ceased to be one of SFG’s indirect subsidiaries

2002.9.23	Executed an agreement to sell (50% minus 1) shares in Shinhan Investment Trust Management to BNP Paribas Group; name changed to Shinhan-BNP Paribas Investment Trust Management Co., Ltd.

2002.10.1	Established SH&C Life Insurance Co., Ltd.

2003.6.9	Executed an agreement to sell 49% equity share in Shinhan Credit Information to Lone Star Fund

2003.7.9	Executed an agreement to acquire 80.04% equity in Chohung Bank from Korea Deposit Insurance Corporation

2003.8.18-19	Acquired 80.04% equity in Chohung Bank from Korea Deposit Insurance Corporation

2003.9.5	SFG’s inclusion of Chohung Bank as its subsidiary was officially granted

2003.9.16	Registered with the U.S. Securities Exchange Commission and listed on the New York Stock Exchange

2003.11.20	Acquired a U.S. bank holding company license from the U.S. Federal Reserve Board

2003.12.26	Made additional investment of KRW 200 billion in Chohung Bank (shareholding ratio after investment: 81.15%)

2004.3.5	Shinhan Bank sold out 29,873,359 (10.15%) shares of SFG

2004.4.12	Decided to acquire shares of Chohung Bank through stock swap and tender offer and acquired it as SFG’s wholly-owned subsidiary

2004.4.29	Terminated business alliance with Lone Star Fund in the credit information sector and decided to acquire shares of Shinhan Credit Information held by Lone Star Fund

* On May 21, 2004, acquired the remaining 49% of the shares (shareholding ratio after acquisition: 100%)

2004.6.22	Stock swap to acquire Chohung Bank as SFG’s wholly-owned subsidiary was completed

* Shareholding ratio after the stock swap: 100%; no. of SFG common shares increased by 14,682,590 shares

2004.12.16	SFG acquired Shinhan Private Equity Co., Ltd. as its wholly

owned subsidiary

* Date of report on inclusion as subsidiary to Financial Supervisory Commission (“FSC”): Jan. 5, 2005

2004.12.23	Stock swap to acquire Good Morning Shinhan Securities as SFG’s wholly-owned subsidiary was completed

* Shareholding ratio after the stock swap: 100%; no. of SFG common shares increased by 10,235,121 shares

2005.8.26	Decided to liquidate e-Shinhan

2005.8.29	Acquired Shinhan NPS Private Equity Fund 1st as SFG’s indirect subsidiary

2005.9.27	Decided to acquire Shinhan Life Insurance Co., Ltd. as SFG’s subsidiary

2005.11.24	Resolution to liquidate e-Shinhan is passed at the general shareholders’ meeting

2005.12.13	Acquired Shinhan Life Insurance Co., Ltd. as wholly-owned subsidiary through stock swap

2006.4.1	The integrated Shinhan Bank and Shinhan Card was launched

2006.8.16	Designated as the preferred bidder for the proposed acquisition of shares of LG Card Co., Ltd. (“LG Card”)

2006.12.20	Executed LG Card Co., Ltd. Acquisition Agreement to acquire shares of LG Card

2007.2.23	Obtained FSC’s approval of inclusion of LG Card as subsidiary

2007.3.23	First round tender offer of LG Card shares, LG Card joins Shinhan Financial Group as subsidiary
(2) Change in Company Name: N/A
(3) Merger, Division (Merger Through Division), All-inclusive Stock Swap or Transfer, Acquisition or Transfer of Material Business, Etc.

Date	Details	Quantity	Remarks
Sep. 1, 2001	Stock transfer	292,344,192	Shinhan Bank, Shinhan Securities, Shinhan Investment Trust Management and Shinhan Capital established SFG through all-inclusive stock transfer

Jun. 6, 2002 Oct. 1, 2002 Dec. 31, 2002 Oct. 1, 2003 Dec. 31, 2003	Small-scale stock swap Small-scale stock swap Small-scale stock swap Small-scale stock swap Small-scale stock swap	15,891 786 256 11,626 164,484	Stock swap between SFG common shares and Shinhan Bank common shares issued upon conversion of bonds with warrant

Jun. 22, 2004	Small-scale stock swap	14,682,590	Small-scale stock swap to acquire Chohung Bank as the SFG’s wholly-owned subsidiary

Dec. 23, 2004	Small-scale stock swap	10,235,121	Small-scale stock swap to acquire Good Morning Shinhan Securities as the SFG’s wholly-owned subsidiary

Dec. 13, 2005	Small-scale stock swap	17,528,000	Small-scale stock swap to acquire Shinhan Life Insurance as the SFG’s wholly-owned subsidiary

Note 1)	By board resolutions dated December 30, 2005 of Shinhan Bank, Chohung Bank and Shinhan Card, each a SFG’s wholly owned subsidiary, the credit card business division of Chohung Bank merged with Shinhan Card through spin-off as of April 1, 2006, and following the spin-off, Chohung Bank merged with Shinhan Bank.

Note 2)	As a result of the spin-off of the credit card business division of Chohung Bank, Chohung

Bank’s capital, stockholders’ equity and the number of issued and outstanding shares were reduced by KRW 210 billion, KRW 170 billion and 49,008,463 shares, respectively, and the credit card division merged with Shinhan Card at a merger swap ratio of 1:0.980941772 (one share of Chohung Bank for 0.980941772 common share of Shinhan Card). The name of the corporation surviving after the merger through spin-off was Shinhan Card.

Note 3)	Following the spin-off of the credit card business division of Chohung Bank, Shinhan Bank merged with Chohung Bank at a merger swap ratio of 1: 3.867799182 (one share of Shinhan Bank for 3.867799182 common share of Chohung Bank). The merger agreement was approved at the extraordinary general meeting of shareholders of each bank, and it was decided that the bank surviving after the merger would be Chohung Bank and that the name of the integrated bank would be Shinhan Bank.

Note 4)	The Company decided by a BOD resolution on May 28, 2007 to effect an all-inclusive stock swap to incorporate LG Card, an existing partial subsidiary, as its wholly-owned subsidiary. The major terms of the proposed stock swap are as follows:

• stock swap ratio: 0.84932

* 0.84932 registered common share of SFG for each registered common share of LG Card

• Date of stock swap: September 21, 2007

• For more information on the proposed stock swap, please see the Stock Swap/Transfer Report submitted by SFG and LG Card on May 28, 2007.

Note 5)	Each LG Card and Shinhan Card, both subsidiaries of the Company, decided by BOD resolutions on May 28, 2007 to implement the transfer of all businesses of Shinhan Card to LG Card. The major terms of the proposed business transfer are as follows:

• Outline of business transfer

The buyer, LG Card, plans to acquire all assets (including trademarks and other intellectual property, good will and trade name, etc.) and assume all liabilities of the seller, Shinhan Card, as well as all agreements (and all rights and obligations thereunder) entered into by the seller, Shinhan Card.

•    The proposed business transfer is expected to be finalized upon approval of the shareholders of both parties at respective extraordinary shareholders meetings scheduled for August 13, 2007 and to take place on October 1, 2007.

• For more information on the proposed business transfer, please see the Business Transfer Report submitted by LG Card on May 28, 2007.
(4) Change in Manufacturing Facilities: N/A
(5) Material Events Related to Management: N/A
3. Business Purpose and Details of Business
(1) Business Purpose

	Business Objectives	Remarks

A.	Control or business management of a company that engages in financial business or in activities closely related to financial business;

B.	Financial support to subsidiaries, etc. (including any subsidiaries, indirect subsidiaries and companies controlled by indirect subsidiaries; the same shall apply hereafter) (“Subsidiaries, etc.”);

C.	Investment in subsidiaries or financing for financial support to Subsidiaries, etc.;

D.	Support for joint product development and sales to, and joint utilization of equipment, IT systems, etc. with, Subsidiaries, etc.; and

E.	Business activities incidental or related to the foregoing.

(2) Details of Business
Tender Offeror was incorporated in 2001 as a 100% privately-owned financial holding company in order to actively respond to trends of consolidation and diversification in the financial environment.
Since its incorporation, Tender Offeror strategically aimed at establishing the business structure of a total financial group, and developed systematic strategies, focusing on four key tasks: (i) improvement of the holding companies system; (ii) specific negotiations of strategic alliance; (iii) implementation of strategies to expand initial synergies; and (iv) enhancement of internal and external communications. First, Tender Offeror achieved management transparency by improving the governance and management system of the group and established an enhanced holding companies system as well as a system of mutual cooperation and support among group members by organizing various councils for each business division such as retail, corporate banking and asset management business, in an effort to build a foundation for one-portal, one-stop total financial services.
Tender Offeror incorporated a bank, a securities company, a credit card company, an investment trust management company, a capital company and an insurance company as its subsidiaries, thereby establishing a system that enables it to provide services in all financial areas as a total financial group. It is now promoting cross-selling among subsidiaries of products such as funds and FNA securities savings deposits, and focusing on development of complex products linked with insurance and credit card. Moreover, it engages itself in database marketing activities at the group level using an integrated group database.
Following the proposed stock acquisition through which LG Card will become one of its subsidiary, Tender Offeror will substantially enhance its presence in non-banking sectors by expanding its business areas and target markets based on an increased customer base and channels, and will increase the competency of the entire group in order to secure its leading position in the domestic financial market.
Finally, Tender Offeror will, in good faith, build a management system in compliance with world class standards and secure world class competency as a foundation for long-term survival and growth in the global competitive financial environment.
4. Capital and Total Number of Issued Shares (as of the Filing Date)
[Unit: KRW, shares; Par value per share: KRW 5,000]

			Total Amount of Par
Type	Class	No. of Issued Shares	Value	Capital
Registered	Common stock	381,567,614	1,907,838,070,000	1,907,838,070,000
Registered	Redeemable Preferred Stock	68,757,169	343,785,845,000	407,869,805,000
Registered	Convertible Redeemable Preferred Stock	14,721,000	73,605,000,000	73,605,000,000
	Total	465,045,783	2,325,228,915,000	2,389,312,875,000

Note 1)	The difference between the total amount of par value and the capital of redeemable preferred stocks issued by SFG can be explained by the fact that the capital cannot be decreased under the current Korean Commercial Code, even though the number of issued preferred stocks was reduced due to redemption of Series 1 preferred stocks (9,316,792 shares) and Series 6 preferred stocks (3,500,000 shares) that matured on August 21, 2006. For this reason, there is a difference (amounting to KRW 64,083,960,000) between the capital and the total amount of par value of issued and outstanding shares.

Note 2)	SFG resolved at the board meeting on December 18, 2006 to increase the capital for the purpose of financing the acquisition of LG Card shares and completed the capital increase (via issuance of redeemable preferred stocks and convertible redeemable preferred stocks) on January 25, 2007 as follows:
[Unit: KRW, shares; Par Value per share: KRW 5,000]

		Series 11
		Convertible
	Series 10 Redeemable	Redeemable
Classification	Preferred Stock	Preferred Stock	Total
Issue Price Per Share	100,000	57,806	—
No. of Shares Issued	28,990,000	14,721,000	43,711,000
Total Issue Price	2,899,000,000,000	850,962,126,000	3,749,962,126,000
Capital	144,950,000,000	73,605,000,000	218,555,000,000
Capital Surplus	2,754,050,000,000	777,357,126,000	3,531,407,126,000

Note 3)	The Company resolved at the BOD meeting on May 28, 2007 to redeem certain Class 2 redeemable preferred stocks as follows:

• Redeemed stocks: 9,316,792 shares of Class 2 redeemable preferred stock (issued on August 19, 2003)

• Total amount of redemption: 172,811,836,286 Korean Won (18,548.427 Korean Won per share)

• (Expected) Date of redemption: 20 August 2007 (Monday)

•    If the redemption is completed during the month of August, 2007 as expected, the total number of issued and outstanding shares of the Company will be reduced by the number of redeemed shares, but the amount of capital will not be reduced because the redemption will be done using distributable income.

Note 4)	The Company decided by a BOD resolution on May 28, 2007 to effect an all-inclusive stock swap to incorporate LG Card, an existing partial subsidiary, as its wholly-owned subsidiary.

The major terms of the proposed stock swap are as follows:

• stock exchange ratio: 0.84932

* 0.84932 registered common share of SFG for each registered common share of LG Card

• Date of stock swap: September 21, 2007

• The number of issued and outstanding shares and capita amount will change after the stock swap on September 21, 2007.

• For more information on the proposed stock swap, please see the Stock Swap/Transfer Report submitted by SFG and LG Card on May 28, 2007.
5. Largest Shareholder (including Specially-Related Persons)
[As of March 31, 2007]

Name			Shareholding
(Company Name)	Relation	Shares Owned	Ratio (%)
BNP Paribas S.A.	Largest Shareholder	20,124,272	5.27
BNP Paribas Luxembourg	Largest Shareholder’s Subsidiary	13,557,832	3.55
BNP Paribas Arbitrage SNC	Largest Shareholder’s Subsidiary	900,628	0.24
Total	—	34,582,732	9.06

Note	Since holders of SFG preferred stock have no voting rights, the shareholding ratio is calculated based on the number of common shares.

6. Officers and Their Shareholding
[As of May 31, 2007]

					Shares Owned		Date of
					Common	Preferred	Initial
Position	Name	Date of Birth	Background/Prior Affiliation		Stock	Stock	Appointment
Chairman (standing)	Eung Chan Ra	Nov. 25, 1938	•	Seonlin Commercial High School Graduate
			•	President & Rep. Director, Shinhan Bank
			•	Vice Chairman, Shinhan Bank	133,103	—	Sept. 1, 2001
President & CEO (standing)	In Ho Lee	Nov. 2, 1943	•	BA in Economics, Yonsei University
			•	EVP, Shinhan Bank
			•	President & Rep. Director, Shinhan Bank	23,191	—	Sept. 1, 2001
Director	Sang Hoon Shin	Jul. 1, 1948	•	MBA, Yonsei University
			•	President, Shinhan Bank (current)	109,694	—	Mar. 20, 2007
Outside Director	Pyung Joo Kim	Feb. 6, 1939	•	PhD., Economics, Princeton University	—	—	Mar. 20, 2007
			•	Professor, Sogang University
Outside Director	Young Woo Kim	May 1, 1952	•	BA in Political Economy, Waseda University	—	—	Mar. 20, 2007
			•	CEO, Hanil Electronics (current)
Outside Director	Sang Yoon Lee	Sept. 13, 1942	•	BA in Commerce, Seoul National University	—	—	Mar. 25, 2004
			•	Non-statutory Vice-Chairman, Korea Food Industry Association (current)
			•	Representative Director and President, Nongshim Ltd. (current)
Outside Director	Yoon Soo Yoon	Mar. 5, 1946	•	BA in Political Science & Diplomacy, Korea University of Foreign Studies	—	—	Mar. 25, 2004
			•	Non-Executive Director of Hanvit Bank
			•	President of Fila Korea Ltd. (current)
Outside Director	Shee Yul Ryoo	Sept. 5, 1938	•	LLB, Seoul National University	—	—	Mar. 30, 2005
			•	President, Korea First Bank (former)
			•	Chairman, The Korea Federation of Banks (former)
			•	Advisor, Shin & Kim (current)
Outside Director	Byung Hun Park	Sept. 10, 1928	•	BA in Law, Politics and Economics at Meiji University, Japan	28,659	—	Sep. 1, 2001
			•	President, HQ of Korean Residents’ Union in Japan
			•	Chairman, Daeseong Electronics Ltd (current)
Outside Director	Young Hoon Choi	Nov. 8, 1928	•	LLB in Law, Ritsumeikan University, Japan	135,400	—	Mar. 30, 2005
			•	Non Executive Director, Shinhan Bank
			•	Chairman, Eishin Group (current)
Outside Director	Si Jong Kim	Apr. 16, 1937	•	Sigaken Yashu High School	8,764	—	Mar. 30, 2005
			•	Director, Yokohama Shogin
			•	Director, Korea Chamber of Office in Kanagawa, Japan
			•	Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan (current)

Position	Name	Date of Birth	Background/Prior Affiliation		Shares Owned		Date of
					Common	Preferred	Initial
					Stock	Stock	Appointment
Outside Director	Philippe Reynieix	Jun. 24, 1949	•	Master of Business Law, Paris II University, France	—	—	Mar. 25, 2004
			•	Chief Operating Officer BNP Paribas, Singapore
			•	Rep. Director & GM for Korea BNP Paribas, Seoul (current)
Outside Director	Haeng Nam Chung	Mar. 15, 1941	•	Tomishima Jr. High School	30,000	—	Mar. 21, 2006
			•	Director, Asuka Credit Union
			•	Advisor, Korean Chamber of Commerce and Industry (current)
Outside Director	Yong Woong Yang	Aug. 4, 1948	•	BA, Chosun University, Japan	96,586	—	Mar. 25, 2004
			•	President, Doen, Japan (current)
Outside Director	Sung Bin Chun	Jan. 21, 1953	•	PhD., Business Administration, Berkeley University	—	—	Mar. 20, 2007
			•	Professor, Sogang University
Deputy President	Jae Woo Lee	Jul. 2, 1950	•	Graduated from Kunsan Commercial High School	14,382	—	Dec. 16, 2004
			•	MBA, Korea University
			•	Deputy President, Shinhan Bank
Deputy President	Jae Woon Yoon	Jul. 22, 1951	•	BA in Education, Seoul National University	—	—	Aug. 26, 2005
			•	General Manager of Trust Business Dept., Chohung Bank
			•	Director of Central Region HQ, Chohung Bank
Deputy President	Buhmsoo Choi	August 8, 1956	•	BA in Economics, Seoul National University	—	—	May 28, 2007
			•	PhD., Economics, Yale University
			•	Vice President, Kookmin Bank
Total					579,779	—
7. Specially-Related Persons
[As of March 31, 2007]

					Occupation
Name	Relation with		Capital (million		(Details of
(Company Name)	Tender Offeror	Address	Won)	Largest Shareholder	Business)
Shinhan Bank	Subsidiary	120 Taepyungro 2-ga, Jung-gu, Seoul	7,528,078	SFG	Banking business
LG Card	Subsidiary	6-1 Namdaemun-ro 5ga Jung-gu Seoul	626,847	SFG	Credit card business
Good Morning Shinhan Securities	Subsidiary	23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	796,998	SFG	Securities business
Shinhan Card	Subsidiary	14 Namdaemoonro 1-ga, Jung-gu, Seoul	358,886	SFG	Credit card business
Shinhan Capital	Subsidiary	530-1 Gozan-dong, Danwon-gu, Ansan, Kyeonggi-do	80,000	SFG	Credit extension business
Jeju Bank	Subsidiary	1349 Yi-do, Yido 1-dong, Jeju City	77,644	SFG	Banking business
Shinhan Life Insurance	Subsidiary	120 Taepyungro 2-ga, Jung-gu, Seoul	200,000	SFG	Life insurance business

					Occupation
Name	Relation with		Capital (million		(Details of
(Company Name)	Tender Offeror	Address	Won)	Largest Shareholder	Business)
Shinhan-BNP Paribas Investment Trust Management Co.	Subsidiary	18th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	40,000	SFG	Securities investment trust business
Shinhan Macquarie Financial Advisory	Subsidiary	9th Fl., Hanwha Bldg., Sogong-dong, Jung-gu, Seoul	1,000	SFG	Financial advisory business
Shinhan Credit Information	Subsidiary	32 Moonraedong 3-ga, Yeongdeungpo-gu, Seoul	3,000	SFG	Credit survey business
SH&C Life Insurance	Subsidiary	3rd Fl., Seoul City Tower, Namdaemoonro 5-ga, Jung-gu, Seoul	30,000	SFG	Insurance business
Shinhan Private Equity	Subsidiary	14th Fl., Heungkuk Life Bldg., Shinmunro 1-ga, Jongro-gu, Seoul	10,000	SFG	Private equity operations business
Shinhan Data System	Indirect subsidiary	17th Fl., Daekyung Bldg., 120 Taepyungro 2-ga, Jung-gu, Seoul	1,000	Shinhan Bank	Software development business
Shinhan Finance Ltd.	Indirect subsidiary	Room 3401, Gloucester Tower, The Land mark, 11 Pedder St., Central, Hong Kong	63,684	Shinhan Bank	Banking business
SH Asset Management	Indirect subsidiary	7th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	45,000	Shinhan Bank	Investment trust business
Shinhan Asia Ltd.	Indirect subsidiary	Suites 3507-3508, 35/F, Two Exchange Square, 8 Connaught Place, Central, HK	13,944	Shinhan Bank	Banking business
Shinhan Bank America	Indirect subsidiary	330 5th Avenue 4th Floor New York, NY 10001 USA	13,014	Shinhan Bank	Banking business
Shinhan Bank Europe	Indirect subsidiary	Neue Mainzer Strasse 75 60311 Frankfurt am Main, Germany	18,748	Shinhan Bank	Banking business
Shinhan Vina Bank	Indirect subsidiary	3-5 Ho Tung Mau Street, District 1, HCMC, Vietnam	18,592	Shinhan Bank	Banking business
CHB Valuemeet 2001 First SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business
CHB Valuemeet 2001 Second SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business
CHB Valuemeet 2002 First SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business

					Occupation
Name	Relation with		Capital (million		(Details of
(Company Name)	Tender Offeror	Address	Won)	Largest Shareholder	Business)
Good Morning Shinhan Securities Europe Ltd.	Indirect subsidiary	7th Floor, 52 Cornhill, London EC3V 3PD, United Kingdom	6,202	Good Morning Shinhan Securities	Securities brokerage business
Good Morning Shinhan Securities USA Inc.	Indirect subsidiary	1325 6th Ave. #702, NY, NY 10019 USA	3,904	Good Morning Shinhan Securities	Securities brokerage business
Shinhan NPS Private Equity Fund 1st	Indirect subsidiary	226 Shinmunro 1-ga Jongro-gu, Seoul	138,000	National Pension Fund	Other financial business
Note 1)	Tender Offeror’s specially related persons that are companies (corporations) are as listed above.
•	Among Tender Offeror’s specially related persons, only Shinhan Bank Co., Ltd. owns LG Card shares. The number of LG Card shares owned by Shinhan Bank is 8,960,005.

•	Information on officers of either Tender Offeror or its affiliates is omitted pursuant to Article 10-3 (3) of the Enforcement Decree of the Securities and Exchange Act because they own less than 1,000 shares of LG Card.
Note 2)	Although the largest shareholder of Shinhan NPS Private Equity Fund 1st is National Pension Fund, since Shinhan Private Equity, a subsidiary of Tender Offeror, is a general partner of the Fund, it is a indirect subsidiary of Tender Offeror.
B. Information on Corporate Group of Which Tender Offeror Is a Member
1. Name of Corporate Group
Shinhan Financial Group Co., Ltd.
2. Companies Belonging to the Corporate Group

Classification	No. of Companies	Company Name
Listed Corporation	1 (holding company)	Shinhan Financial Group
	2 (subsidiaries)	Jeju Bank, LG Card
Non-listed Corporations	10 (subsidiaries)	Shinhan Bank, Good Morning Shinhan Securities, Shinhan Card, Shinhan Capital, Shinhan Life Insurance, Shinhan-BNP Paribas Investment Trust Management Co., Shinhan Macquarie Financial Advisory, Shinhan Credit Information, SH&C Life Insurance, and Shinhan Private Equity
	13 (indirect subsidiaries)	Shinhan Data System, Shinhan Finance Ltd., SH Asset Management, Shinhan Asia Ltd., Shinhan Bank America, Shinhan Bank Europe, Shinhan Vina Bank, CHB Valuemeet 2001 First SPC, CHB Valuemeet 2001 Second SPC, CHB Valuemeet 2002 First SPC, Good Morning Shinhan Securities Europe Ltd., Good Morning Shinhan Securities USA Inc., Shinhan NPS Private Equity Fund 1st
Total	26	—

Note 1)      LG Card joined Shinhan Financial Group as a subsidiary on March 23, 2007
3. Relevant Law and Regulation
(i)	Since Shinhan Financial Group is composed of subsidiaries and indirect subsidiaries of SFG and SFG is a financial holding company under the Financial Holding Companies Act (“FHCA”), Shinhan Financial Group is subject to any and all regulations under the FHCA.

(ii)	Major regulations under the FHCA applicable to a financial holding company such as Shinhan Financial Group include (i) certain limits on investment under which a financial holding company can invest in subsidiaries only to the extent of its stockholders’ equity, and (ii) prohibition against running other profit-making businesses than managing its subsidiaries and other businesses incidental thereto.

(iii)	Furthermore, the FHCA prohibits subsidiaries and indirect subsidiaries from making investment in, or extending credits to, a parent financial holding company, and restricts them from holding stocks of, or extending credits to, other subsidiaries or indirect subsidiaries.

(iv)	For details of regulations under the FHCA, please refer to the FHCA, the Enforcement Decree thereof, and the Regulation on Supervision.

(v)	In addition to the FHCA, Tender Offeror is subject to regulations under the Monopoly Regulation and Fair Trade Act, the Securities and Exchange Act (“SEA”), and other relevant laws and regulations.
4. Summary Consolidated Financial Statements
(1) Consolidated Balance Sheet
[Unit: KRW million]

	6th Fiscal Year	5th Fiscal Year
Category	(As of Dec. 31, 2006)	(As of Dec. 31, 2005)
[Assets]
Cash & Bank Deposits	11,273,500	8,429,328
Trading Securities	5,516,622	5,495,510
Available-for-Sale Securities	17,978,765	21,612,238
Held-to-Maturity Securities	7,558,816	2,996,243
Equity Securities by the Equity Method	230,199	120,392
Loans	122,301,730	106,648,448
Fixed Assets	3,683,848	3,486,803
Other Assets	9,181,689	11,428,939
Total Assets	177,725,169	160,217,901
[Liabilities]
Deposits	99,759,523	91,538,441

	6th Fiscal Year	5thFiscal Year
Category	(As of Dec. 31, 2006)	(As of Dec. 31, 2005)
Borrowings	16,892,153	15,916,389
Debentures	29,484,758	22,840,156
Other Liabilities	20,076,630	19,712,042
Total Liabilities	166,213,064	150,007,028
[Capital Stock]	2,170,758	2,170,758
[Consolidated Capital Surplus]	4,411,506	4,393,846
[Consolidated Retained Earnings]	3,387,960	2,743,192
[Capital Adjustment]	1,391,302	829,221
[Minority Interest]	150,579	73,856
Total Stockholders’ Equity	11,512,105	10,210,873
(2) Consolidated Income Statement
[Unit: KRW million]

	6th Fiscal Year	5th Fiscal Year
Category	(Jan. 1, 2006 ~ Dec. 31, 2006)	(Jan. 1, 2005 ~Dec. 31, 2005)
Operating Revenues	19,812,440	15,466,345
Operating Expenses	17,782,332	13,707,080
Operating Income	2,030,108	1,759,265
Ordinary Income	2,513,677	1,824,650
Net Income	1,842,513	1,567,240
Consolidated Period Income	1,832,718	1,560,760
No. of companies included	18 companies	21 companies
in the consolidated income	SFG / (8) subsidiaries / (7)	SFG / (9) subsidiaries / (8)
statement	indirect subsidiaries / (2) trusts	indirect subsidiaries / (3) trusts
C. Financial Information of Tender Offeror
1. Balance Sheet
The 1st Quarter of the 7th Fiscal Year (As of Mar. 31, 2007)
The 6th Fiscal Year (As of Dec. 31, 2006)
The 5th Fiscal Year (As of Dec. 31, 2005)
[Unit: KRW million]

	7th Fiscal
	Year,		5th
Category	1st Quarter	6th Fiscal Year	Fiscal Year
Assets
I.Cash & Bank Deposits	460,416	468,561	64,374
1.Bank Deposits	460,410	468,555	64,374
2.Due from banks	6	6	0
II. Securities	20,014,778	12,775,892	10,882,359
(1) Equity Securities Accounted for by the Equity Method	20,014,778	12,775,892	10,882,359
III. Loans	1,100,292	1,179,147	1,476,630
(Allowance for Possible Loan Losses)	-5,529	-5,925	-7,420

	7th Fiscal
	Year,		5th
Category	1st Quarter	6th Fiscal Year	Fiscal Year
1. Loans in Korean Won	1,040,000	1,120,000	1,340,000
2. Loans in Foreign Currency	65,821	65,072	70,910
3. Privately Placed Bonds	0	0	73,140
IV. Premises and Equipment	693	776	1,200
1. Vehicles	261	261	391
Accumulated Depreciation	-195	-187	-225
2. Equipment	1,419	1,416	1,391
Accumulated Depreciation	-1,118	-1,081	-991
3. Others	1,733	1,728	1,704
Accumulated Depreciation	-1,407	-1,361	-1,070
V. Other Assets	83,587	579,255	37,568
1. Guarantee Deposits	9,915	9,915	10,082
2. Software	835	910	1,090
3. Accounts Receivable	45,778	37,907	14,809
4. Accrued Income	7,732	8,016	8,466
5. Advance Payments	610	519,328	10
6. Prepaid Expenses	12,899	1,023	724
7. Prepaid Income Taxes	3,997	346	577
8. Sundry Assets	1,821	1,810	1,810
Total Assets	21,659,766	15,003,631	12,462,131
Liabilities
I. Borrowings	5,807,325	3,606,898	2,282,141
1. Borrowings in Korean Won	653,000	120,000	85,188
2. Borrowings in Foreign Currency	65,821	65,072	70,910
3. Debentures in Korean Won	5,100,000	3,430,000	2,130,000
Discounts	-11,496	-8,174	-3,957
III. Other Liabilities	421,405	35,207	42,973
1. Withheld Taxes	10,379	561	491
2. Dividends Payable	352,681	1,619	1,284
3. Accounts Payable	23,682	329	20,990
4. Accrued Expenses	33,586	31,915	19,656
5. Income Taxes Payable	0	0	0
6. Unearned Revenues	0	0	0
7. Accrued Severance Benefits	2,127	2,015	1,379
Deposits with Insurance Company for Severance Benefits	-1,050	-1,232	-827

	7th Fiscal
	Year,		5th
Category	1st Quarter	6th Fiscal Year	Fiscal Year
Total Liabilities	6,228,730	3,642,105	2,325,114
Stockholders’ Equity
I. Capital Stock	2,389,313	2,170,758	2,170,758
1. Common Stock	1,907,838	1,907,838	1,796,037
2. Preferred Stock	481,475	262,920	374,721
II. Capital Surplus	7,877,765	4,360,082	4,360,112
1. Paid-in Capital in Excess of Par Value	7,877,644	4,359,961	4,359,991
2. Other Capital Surplus	121	121	121
III. Capital Adjustment	53,853	44,491	17,163
1. Stock Options	53,853	44,491	17,163
IV. Accumulated other Comprehensive Income	1,153,698	1,398,235	845,792
1. Unrealized gain on equity securities by the equity method	1,159,072	1,403,453	850,368
2. Unrealized loss on equity securities by the equity method	-5,374	-5,218	-4,576
V. Retained earnings	3,956,407	3,387,960	2,743,192
1. Legal reserve	580,200	396,928	223,722
2. Other reserve	172,812	—	—
3. Unappropriated retained earnings	3,203,395	2,991,032	2,519,470
(Net Income:
1st quarter of 7th fiscal year: KRW 959,844 million
6th fiscal year: KRW 1,832,718 million
5th fiscal year: KRW 1,560,760 million)
Total Stockholders’ Equity	15,431,036	11,361,526	10,137,017
Total Liabilities and Stockholders’ Equity	21,659,766	15,003,631	12,462,131
2. Income Statement
The 1st Quarter of the 7th Fiscal Year (Jan. 1, 2007 - Mar. 31, 2007)
The 6th Fiscal Year (Jan. 1, 2006 - Dec. 31, 2006)
The 5th Fiscal Year (Jan. 1, 2005 - Dec. 31, 2005)
[Unit: KRW million]

	7th
	Fiscal Year,
	1st	6th	5th
Category	Quarter	Fiscal Year	Fiscal Year
I. Operating Revenues	1,015,411	2,003,752	1,718,950
(1) Gain on Valuation Using the Equity Method	952,272	1,917,268	1,618,314
(2) Interest Income	61,994	79,151	95,812

	7th
	Fiscal Year,
	1st	6th	5th
Category	Quarter	Fiscal Year	Fiscal Year
1. Interest on Bank Deposits	46,197	6,918	1,646
2. Interest on Loans	15,797	70,057	88,637
3. Interest on Privately Placed Bonds	—	2,176	5,529
(3) Gain on foreign currency transaction	749	5,838	3,451
(4) Other Operating Revenue	396	1,495	1,373
1. Reversal of allowance for possible loan losses	396	1,495	1,373
II. Operating Expenses	78,229	182,889	158,321
(1) Loss on Valuation Using the Equity Method	—	—	1,047
(2) Interest Expenses	62,647	129,644	114,544
1. Interest on Borrowings	5,557	5,404	4,693
2. Interest on Debentures	57,090	124,167	109,307
3. Other Interest	—	73	544
(3) Loss on foreign currency transaction	749	5,838	3,449
(4) Commission Expenses	19	269	124
(5) Selling and Administrative Expenses	14,814	47,138	39,157
1. Salaries	9,590	29,133	22,813
2. Retirement Allowance	409	973	740
3. Employee Benefits	383	1,202	1,607
4. Rent	52	568	520
5. Entertainment	225	939	782
6. Depreciation	93	562	652
7. Amortization on Intangible Assets	76	295	115
8. Bad Debt	—	—	—
9. Taxes and Dues	81	2,453	2,209
10. Advertising	3	44	15
11. Commissions	3,175	8,484	6,034
12. Other	727	2,485	3,670
III. Operating Income	937,182	1,820,863	1,560,629
IV. Non-Operating Income	22,662	11,855	992
1. Miscellaneous	—	11,855	992
2. Income tax refunds	2,662	—	—
V. Non-Operating Expenses	—	—	861
1. Loss on Sale of Equity Securities Accounted for by the Equity Method	—	—	845
2. Contribution	—	—	16

7th
Fiscal Year,
	1st	6th	5th
Category	Quarter	Fiscal Year	Fiscal Year
VI. Continuing operations income before income tax	959,844	1,832,718	1,560,760
VII Income tax expense	—	—	—
VIII. Net Income for the Period	959,844	1,832,718	1,560,760
(Earning / Ordinary Income per Share: KRW)	(2,416 / 2,416)	(4,776 / 4,776)	(4,360/ 4,360)
(Diluted Earning/ Ordinary Income per Share: KRW)	(2,353 / 2,353)	(4,776 / 4,776)	(4,109 / 4,109)
3. Statement of Appropriation of Retained Earnings (or Statement of Disposition of Deficit)
The 6th Fiscal Year (Jan. 1, 2006 - Dec. 31, 2006)
The 5th Fiscal Year (Jan. 1, 2005 - Dec. 31, 2005)
The 4th Fiscal Year (Jan. 1, 2004 - Dec. 31, 2004)
[Unit: KRW million]

	6th	5th	4th
Category	Fiscal Year	Fiscal Year	Fiscal Year
I.Retained Earnings before Appropriations	2,991,032	2,519,471	1,489,493
1. Unappropriated Retained Earnings Carried over from Prior Years	1,263,407	1,036,573	504,585
2. Change in Retained Earnings of Subsidiaries	-105,037	-77,863	-65,387
3 Cumulative Effect of Accounting Changes	-56	—	—
4.Net Income	1,832,718	1,560,760	1,050,295
II. Appropriations of Retained Earnings	748,323	1,256,063	452,920
1.Legal Reserve	183,272	173,207	105,030
2.Repayment of Preferred Stock (Note)	172,812	697,807	—
3.Dividends	392,239	385,049	347,890
A. Common Stock Cash Dividends	336,994	278,077	232,749
B. Preferred Stock Cash Dividends	55,245	106,972	115,141
III. Unappropriated Retained Earnings to Be Carried over Forward to Subsequent Year	2,242,709	1,263,407	1,036,573
II. The Issuer of the Shares Subject to the Tender Offer
A. Information Regarding the Issuer and Its Specially-Related Persons
1. Name
Issuer: LG Card Co., Ltd.
Korean Financial Supervisory Services (“FSS”) Registration Number: 00307897
Representative Director: Jong Ho LEE

2. History of the Issuer
(1) Incorporation and Changes after Incorporation

1987
November 20	Obtained credit card business license
1988
March 9	Changed name to “LG Credit Card Co., Ltd.”
April 1	Launched cash advance service
June 1	Merged with Goldstar Factoring Co., Ltd.
September 16	Signed partnership agreement with MasterCard International
1989
March 2	Began credit card loan business
April 4	Began international card and consumer financing business
June 1	Launched automatic electronic fund transfer service
November 10	Began payment guarantee business
1990
March 15	Began special-purpose loan business
1991
March 4	Launched 24-hour phone service for credit limit increase and lost/stolen card reporting
September 1	Launched “LG Green Card”
1992
April 22	Launched “Lady Card”, a credit card exclusively for women
December 15	Launched “Daehyun Fashion Club Card,” the first of its kind in Korea
1993
March 22	Launched “Artist Card”
1994
April 1	Launched “LG Caltex Oil-LG Card”
May 1	Introduced integrated credit limit management system
May 17	Introduced interactive voice response (IVR) system
1995
April 17	Launched “LG-Skypass Card” with Korean Air
1996
April 15	Signed international affiliation agreement with China Trust Commercial Bank of Taiwan and became the first Korean credit card to be accepted overseas
1997
January 3	Introduced the industry’s first RDB (relational database) system
April 1	Launched ARS cash advance service
May 6	Launched new review/issuance system
July 3	Signed partnership agreement with JCB Card of Japan
September 29	Signed partnership agreement with VISA Card of the U.S.
1998
January 1	Merged with LG Installment Finance
February 18	Began leasing business
October 1	Launched asset and liability management (ALM) system (comprehensive risk management system)
October 6	Introduced data warehousing system
1999
January 1	Changed name into LG Capital Services Corp.
May 12	Began beneficiary certificate-secured loan business
May 18	Registered its foreign exchange business
June 21	Launched Korea’s first B2B e-commerce system
July 17	Signed partnership agreement with GE Capital, U.S.

September 1	Launched “New LG Lady Card”, a credit card exclusively for women
September 15	Launched “LG2030 Card”, a credit card exclusively for men
November 1	Launched Web-based loan products
2000
February 16	Launched “LG Platinum Card” for VIPs
March 24	Registered its venture capital financing business
April 19	Launched “PAX Cargo Card,” Korea’s first marine cargo insurance card
June 28	Launched “Hello Kitty Card,” the industry’s first character credit card
June 29	Formed A-Cash e-currency consortium
July 21	Increased capital by KRW 350 billion
October 5	Formed strategic alliance with Asiana Airlines
November 1	Launched “LG e+Card,” a completely secure brand-new virtual card
2001
February 1	Launched “MyLGPoint” service, a new concept point award system
February 1	Launched “LG Pre I Card,” a pre-paid card for N-generation
March 14	Launched “New Corporate Card”
April 24	Launched “LG ALL JAPAN Card” for travelers to Japan
July 2	Entered the mobile commerce market in business partnership with SK Telecom
July 23	Launched “LG ACE Card” targeting middle to old age customers
September 1	Changed name into LG Card Co., Ltd.
November 20	Launched the industry’s first composite ABS that combines loan and lease bonds
November 21	Launched “LG Leports Card”
December 20	Launched global ATM service
2002
January 29	Launched “LG Cultural Card” for theatre and movie goers
February 18	Launched “MyPass Card,” a post-paid bus/subway pass card
April 1	Launched “LG Environment Card”
April 22	Listed on the Korean Stock Exchange
July 3	Launched “LG Card Travel” that provides total travel service
August 14	Launched “LG Plus Coupon” service
October 10	Entered the auto lease market
November 1	Launched credit card for duty-free shops
November 12	Signed MOU with KT Smart Card
November 28	Became the first Korean credit card company to issue a cross-border FRN
2003
January 28	Introduced B2B cost-saving purchasing system
February 13	Issued USD 300 million cross-boarder ABS
February 24	Entered into a partnership agreement with Korean Nurses Association
March 3	Launched on-/off-line LG e-coupon (integrated electronic coupon) services
April 1	Acquired ‘BS 7799’ certificate, an international information protection standard
May 1	Introduced fingerprint-recognition payment service
July 18	Launched travel-leisure “L-Club” service
July 21	Issued subordinated CB
August 12	Issued subordinated BW
October 1	Launched “Moneta-LG Card”
November 17	Launched “LG VISA Mini Card”
2004
January 15	Began to receive full-scale business normalization aid from KDB
January 16	Spun off from LG Group
February 12	Launched “KDB-LG Card” with KDB
February 13	Completed KRW 1 trillion Debt-Equity Swap
February 14	Established Labor union

March 15	Appointed H.C. Park as new Representative Director by shareholders’ resolution
March 24	Reorganized workforce into “Emergency Management System”
April 11	Launched real-time cash fraud transaction detection system
April 16	Nonghyup became largest shareholder (10.57%)
April 22	Signed MOU with four other financial institutions for the joint-establishment of Credit Bureau
April 29	Launched “LG T-Plus Card”
July 5	Main office relocated to Namdaemun, Seoul, Korea
July 20	Launched new card loan products (LG Free Loan, LG Discount Loan)
July 28	Completed 2nd Debt-Equity Swap
July 29	Largest shareholder changed from Nonghyup to KDB (26%)
October 28	Recorded KRW 17.6 billion in net profit; achieved monthly surplus
December 1	Organized annual “Give Hope Bazaar” to help the elderly
December 22	Signed an agreement with Merrill Lynch, U.S., to issue ABS (USD 400 million)
December 24	Launched “LG Digital Gift Certificate”
December 31	Creditors and LG Group agreed to increase capital
2005
January 28	Increased capital by KRW 1 trillion through public offering with consideration
February 1	Signed Korea’s first research grant card agreement with Sookmyung Women’s University
February 2	Started Year 2005 Business Innovation Movement: “Jump-V”
February 7	Launched “LG Caltex Oil Big Plus Smart Card”
February 14	Launched “Premium Revolving Service”
March 2	Launched “Thanksgiving Day” event
March 7	Decreased capital (5.5 : 1)
March 14	Raised new fund in 17 months using credit card bonds
March 16	Initiated social service such as designating Wednesdays of every second week of the month as the “Sharing and Volunteering Day”
March 23	Signed partnership agreement with Jeju City to launch a card exclusively for use in subsidy
March 28	Held the 4th LG Card Amateur Golf Competition
March 31	Launched LG Auto-Plus, a service allowing for one-stop new car purchase
April 15	Issued new 3-year term KRW 50 billion corporate bonds
April 15	Conducted social service jointly with the “Beautiful Fund”
May 12	Became the first Korean credit card company to branch out to overseas; launched “LG-JCB TRESARD”
May 29	Relocated Disaster Relief Center to Bupyeong, Gyeonggi-do, Korea
July 26	Signed a business cooperation agreement with the Republic of Korea National Red Cross
August 8	Issued USD 400 million cross-border ABS
August 25	Received ROK e-Finance Award (by Hankyung Newspaper)
August 29	KDB/Nonghyup/Woori Bank/IBK provided KRW 1 trillion credit line aid
September 14	Donated KRW 2.8 billion to aid the physically challenged
October 31	Became the industry’s first to sell mortgage loan
November 15	Launched new LG Family Card products
December 26	Upgraded “LG Lady Card” and “LG 2030 Card”
2006
January 13	Started “V-Up” management innovation program
January 18	Held Customer VIP Review meeting
January 19	Conducted community service; “Rice of Love”
January 24	Launched “Primus Supporters LG Card” for movie goers
January 25	Conducted nationwide volunteer service in 46 different volunteer centers in celebration of new years day
February 7	Launched “Home Plus Mobile LG Card”, Korea’s first contactless card
February 9	Held the 2005 annual business result presentation
February 20	Launched “LG Lady Card” triple sets
February 24	Launched the industry’s first “LG HiPass Plus Card” to pay expressway tolls
March 4	Set up sisterhood relationship with the village at Sambae-ri, Hwengsung-gun, Gangwon-do, Korea
March 5	Launched myLG Point Refill event
March 8	Held the 20th Ordinary Meeting of Shareholders
March 30	Donated KRW 370 million to the Ministry of Patriots and Veterans Affairs as LG Patriots and Veterans Funds
April 1	Launched “Card for 10 million people” commercial campaign
April 6	Sponsored overseas training of outstanding departments and individuals
April 7	Set up sisterhood relationship with Hayang village at Miryang, South Gyeongsang Province, Korea
April 11	Launched “DSME Labor Union LG Weeki Card”
April 13	Launched “LG Teddy Bear Card”
April 19	Launched pre-paid corporate card “LG Biz Cash Card”
April 20	Effective members exceeded 10 million
May 3	Delivered “Piggy Bank of Hope” to children in North Korea
May 4	Held signing ceremony for “Sawasdee Thailand-LG Card” partnership
May 29	Launched “I-Park-LG Card”
June 7	Opened “LG Card Campus”
June 9	Launched “The Best Card” for VIPs
June 12	Held the enterprise CS innovation workshop
July 27	Launched “LG Trabiz-Skypass Card”
August 3	Launched “Life Care Service”
August 8	Call Center Service Quality selected as No. 1 in the credit card sector by Korea Management Association
August 10	Signed partnership agreement with Yong-In City to launch a card exclusively for use in subsidy
September 6	Delivered KRW 3.4 billion to the Ministry of Health and Welfare as Fund for the Disabled
September 11	Launched “LG Home & Life Card”
September 22	Held the nationwide branch office head meeting
September 26	“LG Weeki Card” received the Best Design of MasterCard Asia/Pacific Marketing Leadership Award
September 28	Launched “Safe Card” to prevent credit card frauds/scams
September 29	Conducted social service event “Thanksgiving Love-songpyun Sharing”
2007
January 30	Launched Mirae Asset CMA Check Card
February 5	Launched CMA Check Card with Good Morning Shinhan Securities
February 23	Incorporation as a subsidiary of SFG approved by the FSC
March 23	LG Card’s largest shareholder is changed (Korea Development Bank ® Shinhan Financial Group), Shinhan Financial Group owns 85.7% of LG Card
March 26	LG Card’s Release from Receivership by Creditor Banks Appointment of directors at General Shareholders’ Meeting (Jong Ho Lee as CEO, 5 outside directors, and 3 audit committee members)

(2) Change of Corporate Name

Date	Name
March 9, 1988	LG Credit Card Co., Ltd.
January 1, 1999	LG Capital Services Corp.
September 1, 2001	LG Card Co., Ltd.
(3) Merger, Spin-off (Merger), All-inclusive Stock Swap or Transfer, Transfer of Material Business, etc.
a. Merged with LG Installment Finance Co., Ltd. on January 1, 1998
b. All-inclusive stock swap with SFG
Each LG Card and SFG decided by BOD resolutions on May 28, 2007 to effect an all-inclusive stock swap to incorporate LG Card, an existing partial subsidiary of SFG, as SFG’s wholly-owned subsidiary. The major terms of the proposed stock swap are as follows:
•	stock exchange ratio: 0.84932
*	0.84932 registered common share of SFG for each registered common share of LG Card
•	Date of stock swap: September 21, 2007

•	For more information on the proposed stock swap, please see the Stock Swap/Transfer Report submitted by SFG and LG Card on May 28, 2007.
c. Business Transfer from Shinhan Card
Each LG Card and Shinhan Card, both subsidiaries of the Company, decided by BOD resolutions on May 28, 2007 to implement the transfer of all businesses of Shinhan Card to LG Card. The major terms of the proposed business transfer are as follows:
•	Outline of business transfer
The buyer, LG Card, plans to acquire all assets (including trademarks and other intellectual property, good will and trade name, etc.) and assume all liabilities of the seller, Shinhan Card, as well as all agreements (and all rights and obligations thereunder) entered into by the seller, Shinhan Card.
•	The proposed business transfer is expected to be finalized upon approval of the shareholders of both parties at respective extraordinary shareholders meetings scheduled for August 13, 2007 and to take place on October 1, 2007.

•	For more information on the proposed business transfer, please see the Business Transfer Report submitted by LG Card on May 28, 2007.
(4) Change in Manufacturing Facilities: N/A
(5) Material Events Related to Management Activities
a. Incorporation of LG Card as SFG’s subsidiary
SFG entered into an agreement with KDB and other financial institutions on December 20, 2006 to acquire 78.6% equity interest in LG Card and, in accordance with the agreement, completed a tender offer on March 19, 2007, thereby incorporating LG Card as its subsidiary.
b. Preparation of the first “statement of changes in equity” in accordance with new accounting standards
SFG prepared its very first statement of changes in equity for the covered period by applying the new Financial Accounting Standards No. 21 (Preparation and Description of Financial Statements).

3. Business Purpose and Details of Business
(1)	Business Purpose

Business Objective		Remarks
(i)	Credit card issuance and management

(ii)	Credit card charge settlement

(iii)	Credit card franchise subscription and management

(iv)	Debit card and pre-paid card issuance

(v)	Pre-paid card sales (including refund services)

(vi)	Debit/pre-paid card charge settlement (including transaction approval service)

(vii)	Installment finance

(viii)	Facilities leasing

(ix)	Deferred payment services

(x)	Credit loan or secured loan

(xi)	Bill discount services

(xii)	Takeover, management, and collection of trade credits acquired by enterprises in exchange for providing goods and services

(xiii)
Purchase of credits held by another specialized credit finance business and/or combined credit business, or issuance of securities based on these purchased credits, in connection with businesses listed in subparagraphs (i) through (xii)

(xiv)	Payment guarantee

(xv)	Credit investigation and incidental business relating to the business listed in subparagraphs (i) through (xii)

(xvi)	Other business conducted for the purpose of credit extension

(xvii)	Venture capital financing

(xviii)	Equity financing and investment related to venture business

(xix)	Online and other e-business (including hub-portal site/shopping mall operation) and investment

(xx)	E-commerce-related business and investment

(xxi)	Mail order sale

(xxii)	Insurance agency business

(xxiii)	Travel service
(2)	Details of Business

Category	Details
Credit Sales/Cash Advance
LG Card’s flagship product is the credit card, which allows card members, whether a person or a corporation, to purchase goods or services or to have easy access to cash advance up to a certain credit limit.

LG Card will continue to develop specialized products targeting more specific groups of potential customers, and to build a variety of successful customer loyalty programs while developing an advanced CRM system. Moreover, LG Card will further improve its exclusive credit management system to provide customers with accurate credit rating thereby achieving better risk management.

Installment Finance
LG Card finances members’ purchases of pricey items or services. LG Card’s various monthly installment financing arrangements are available at 10,000 business locations as well as at affiliated companies with nationwide networks in Korea. LG Card’s exclusive financing service offers differentiated benefits to preferred customers, such as providing lower loan interest rates to VIP members.

Category	Details
Consumer Loan	LG Card offers a variety of loan products to cardholders as well as non-cardholders,

including long-term refinancing products to debtors in financial difficulty and will continue to develop new and innovative loan products to meet various customers’ needs and target niche markets while keeping risk to a minimum through rigorous credit management.

Lease Financing
LG Card acquires highly-priced equipment that it then leases to companies for a certain period of time in exchange for periodical rent. In addition to offering such general lease financing services, LG Card also provides assets lease financing and credit transfer services.

Notably, LG Card has been diversifying its financing services beyond those of conventional secured financing and developing sophisticated credit rating techniques to effectuate financial transactions based on credit and project feasibility. LG Card will pursue its leasing business based on fiscal soundness and profitability, targeting the needs of sound organizations, including governmental agencies, local authorities, and government-funded institutions.

4. Capital and Number of Issued Shares
[As of June 12, 2007; Unit: KRW, shares; Par Value: KRW 5000]

Type	Class	Number of Shares Issued	Total Capitalization
Registered	Common	125,369,403	626,847,015,000
Total		125,369,403	626,847,015,000
5. Largest Shareholder (including Specially-Related Persons)
[As of March 31, 2007; Unit: shares]

		LG Card
Name	Relationship	Shares Owned	Shareholding (%)
Shinhan Financial Group	Largest Shareholder	98,517,316	78.6

	Largest
	Shareholder’s
Shinhan Bank	subsidiary	8,960,005	7.1

Total	—	107,477,321	85.7
6. Officers and Directors and their Shareholdings
[As of May 31, 2007]

					Shares	Date of Initial
Position	Name	Date of Birth	Background/Previous Affiliation		Owned	Appointment
Rep. Director	Jong Ho Lee	Dec. 25, 1948	•	Seoul National Univ., Law	—	Mar. 26, 2007
			•	FSC, Head of Non-Banking
Supervision Bureau
			•	LG Investment &
Securities, Standing
Auditor
			•	LG Card, Rep. Director
(current)

Outside Director	In Ho Lee	Nov. 2, 1943	•	BA in Economics, Yonsei	—	Mar. 26, 2007
University
			•	EVP, Shinhan Bank
			•	President & Rep.
Director, Shinhan Bank
			•	President & CEO,
Shinhan Financial
Group (current)

Outside Director	Jae Woo Lee	Jul. 2, 1950	•	Graduated from Kunsan	—	Mar. 26, 2007
Commercial High School
			•	MBA, Korea University
			•	Deputy President, Shinhan
Bank
			•	Deputy President,
Shinhan Financial
Group (current)

					Shares	Date of Initial
Position	Name	Date of Birth	Background/Previous Affiliation		Owned	Appointment
Outside Director	Young Il Cho	Aug. 5, 1943	•	Seoul National	—	Mar. 26, 2007
University, Law
			•	Lawyer, Kyung-Ki Law &
Notary (current)

Outside Director	Sang Yong Park	Feb. 21, 1951	•	PhD., Business	—	Mar. 26, 2007
Administration, NYU
			•	Professor of Business
Management, Yonsei
University (current)

Outside Director	Sang-Ho Sohn	Feb. 13, 1957	•	Ohio State Univ., Ph. D	—	Mar 15, 2004
in Economics
			•	Counselor of FSC and
Advisor for Governor of
FSS
			•	LG Card, Outside Director
(current)

Vice President	Hong-Gyu Kang	Jan. 16, 1953	•	Yonsei Univ., MBA	—	Mar 29, 2004
			•	Samsung Card, Head of
Installment Business
Division
			•	LG Card, Head of Sales
Division (current)

Vice President	Soo-Ik Park	July 14, 1953	•	Business Administration,	—	Mar. 26, 2007
Korea University
			•	Head of Division, Retail
banking, Shinhan Bank
			•	LG Card, Head of
Operational Mgmt.
(current)

Senior Managing Director	Jong-Gyun Shin	Apr. 23, 1958	•	Chonnam Nat’l Univ., Business Administration	34	Jan. 12, 2005
			•	LG Card, Head of Jungbu
Collection HQ
			•	LG Card, in charge of
Sales Support (current)

Managing Director	Soon-Chan Nam	Feb. 10, 1956	•	Yonsei Univ., Law	—	Mar. 26, 2004
			•	SG CRC, Director
(concurrent)
			•	SG Management, Rep.
Director (temporarily
away from SGI)
			•	LG Card, in charge of
Collection Support
(current)

Managing Director	Byung-Mook	Aug 15, 1953	•	Kyunghee Univ., Economics	—	Jan. 12, 2005
	Yoon		•	LG Card, Director of
Installment Lease HQ
			•	LG Card, Finance &
Economy Director
			•	LG Card, Head of Seoul
Collection HQ (current)

Managing Director	Il-Hwan Kim	Jan 27, 1960	•	Kyungpook Nat’l Univ. MBA	—	Jan 12, 2006
			•	LG Card, Senior Head in
charge of credit
management
			•	LG Card, in charge of
Credit Management
(current)

Managing Director	Joo-Sung Lee	Jan 25, 1960	•	Korea University,	—	Jan 12, 2006
Economics
			•	LG Card, Head of Finance
Business HQ
			•	LG Card, Head of
Strategic Business HQ
(current)

Total	—	—		—	34

7. Specially-Related Persons
(March 31, 2007)

					Occupation
Name	Relation with		Capital (million		(Details of
(Company Name)	Tender Offeror	Address	Won)	Largest Shareholder	Business)
Shinhan Financial Group	Tender Offeror	120 Taepyungro 2-ga, Jung-gu, Seoul	2,389,313	BNP Paribas S.A.	Financial Holding Company

Shinhan Bank	Subsidiary	120 Taepyungro 2-ga, Jung-gu, Seoul	7,528,078	SFG	Banking business

Good Morning Shinhan Securities	Subsidiary	23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	796,998	SFG	Securities business

Shinhan Card	Subsidiary	14 Namdaemoonro 1-ga, Jung-gu, Seoul	358,886	SFG	Credit card business

Shinhan Capital	Subsidiary	530-1 Gozan-dong, Danwon-gu, Ansan, Kyeonggi-do	80,000	SFG	Credit extension business

Jeju Bank	Subsidiary	1349 Yi-do, Yido 1-dong, Jeju City	77,644	SFG	Banking business

Shinhan Life Insurance	Subsidiary	120 Taepyungro 2-ga, Jung-gu, Seoul	200,000	SFG	Life insurance business

Shinhan-BNP Paribas Investment Trust Management Co.	Subsidiary	18th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	40,000	SFG	Securities investment trust business

Shinhan Macquarie Financial Advisory	Subsidiary	9th Fl., Hanwha Bldg., Sogong-dong, Jung-gu, Seoul	1,000	SFG	Financial advisory business

Shinhan Credit Information	Subsidiary	32 Moonraedong 3-ga, Yeongdeungpo-gu, Seoul	3,000	SFG	Credit survey business

SH&C Life Insurance	Subsidiary	3rd Fl., Seoul City Tower, Namdaemoonro 5-ga, Jung-gu, Seoul	30,000	SFG	Insurance business

Shinhan Private Equity	Subsidiary	14th Fl., Heungkuk Life Bldg., Shinmunro 1-ga, Jongro-gu, Seoul	10,000	SFG	Private equity operations business

Shinhan Data System	Indirect subsidiary	17th Fl., Daekyung Bldg., 120 Taepyungro 2-ga, Jung-gu, Seoul	1,000	Shinhan Bank	Software development business

Shinhan Finance Ltd.	Indirect subsidiary	Room 3401, Gloucester Tower, The Land mark, 11 Pedder St., Central, Hong Kong	63,684	Shinhan Bank	Banking business

SH Asset Management	Indirect subsidiary	7th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	45,000	Shinhan Bank	Investment trust business

Shinhan Asia Ltd.	Indirect subsidiary	Suites 3507-3508, 35/F, Two Exchange Square, 8 Connaught Place, Central, HK	13,944	Shinhan Bank	Banking business

					Occupation
Name	Relation with		Capital (million		(Details of
(Company Name)	Tender Offeror	Address	Won)	Largest Shareholder	Business)
Shinhan Bank America	Indirect subsidiary	330 5th Avenue 4th Floor New York, NY 10001 USA	13,014	Shinhan Bank	Banking business

Shinhan Bank Europe	Indirect subsidiary	Neue Mainzer Strasse 75 60311 Frankfurt am Main, Germany	18,748	Shinhan Bank	Banking business

Shinhan Vina Bank	Indirect subsidiary	3-5 Ho Tung Mau Street, District 1, HCMC, Vietnam	18,592	Shinhan Bank	Banking business

CHB Valuemeet 2001 First SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business

CHB Valuemeet 2001 Second SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business

CHB Valuemeet 2002 First SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business

Good Morning Shinhan Securities Europe Ltd.	Indirect subsidiary	7th Floor, 52 Cornhill, London EC3V 3PD, United Kingdom	6,202	Good Morning Shinhan Securities	Securities brokerage business

Good Morning Shinhan Securities USA Inc.	Indirect subsidiary	1325 6th Ave. #702, NY, NY 10019 USA	3,904	Good Morning Shinhan Securities	Securities brokerage business

Shinhan NPS Private Equity Fund 1st	Indirect subsidiary	226 Shinmunro 1-ga Jongro-gu, Seoul	138,000	National Pension Fund	Other financial business

Note 1)
The table above lists specially-related persons of LG Card that are companies or corporations. - In accordance with Article 10(3) of the Enforcement Decree of the SEA, the table above does not include the officers of LG Card and its affiliates, because they do not hold 1,000 or more shares (including stock options) of LG Card.

Note 2)
Shinhan-National Pension I Private Equity Fund, whose largest shareholder is the National Pension Service, is considered as a sub-subsidiary of SFG because its general partner is Shinhan Private Equity Co., Ltd., a subsidiary of SFG.

B. Information on Corporate Group of Which Issuer Is a Member
1.	Name: Shinhan Financial Group
2.	Companies Belonging to the Corporate Group:

Classification	No. of Companies	Company Name
Listed Corporation	1 (holding company)	Shinhan Financial Group

	2 (subsidiaries)	Jeju Bank, LG Card

Non-listed Corporations	10 (subsidiaries)	Shinhan Bank, Good Morning Shinhan Securities, Shinhan Card, Shinhan Capital, Shinhan Life Insurance,

Classification	No. of Companies	Company Name
		Shinhan-BNP Paribas Investment Trust Management Co., Shinhan Macquarie Financial Advisory, Shinhan Credit Information, SH&C Life Insurance, and Shinhan Private Equity

	13 (indirect subsidiaries)	Shinhan Data System, Shinhan Finance Ltd., SH Asset Management, Shinhan Asia Ltd., Shinhan Bank America, Shinhan Bank Europe, Shinhan Vina Bank, CHB Valuemeet 2001 First SPC, CHB Valuemeet 2001 Second SPC, CHB Valuemeet 2002 First SPC, Good Morning Shinhan Securities Europe Ltd., Good Morning Shinhan Securities USA Inc., Shinhan NPS Private Equity Fund 1st

Total	26	—

Note 1)	LG Card joined Shinhan Financial Group as a subsidiary on March 23, 2007
3. Relevant Law and Regulation
(i)	LG Card is subject to the Specialized Credit Financial Business Act for matters related to the company’s operation and the Monopoly Regulation and Fair Trade Act and the SEA for other legal issues.

(ii)	For detailed regulations under the Specialized Credit Financial Business Act, please refer to the Act, the Enforcement Decree thereof and the related supervisory regulations.
4. Summary Consolidated Financial Statements
(1)	Consolidated Balance Sheet: N/A
(2)	Consolidated Income Statement: N/A
III. Purpose of Tender Offer
1. SFG, the Tender Offeror, is the largest shareholder of LG Card, the Target Company, and a financial group that includes Shinhan Bank, Shinhan Card, Good Morning Shinhan Securities Co., Ltd., etc. as its subsidiaries.
2. Each SFG and LG Card decided by BOD resolutions on May 28, 2007 to effect an all-inclusive stock swap to incorporate LG Card, an existing partial subsidiary of SFG, as SFG’s wholly-owned subsidiary.
<Outline of stock swap>

Legal authority	Articles 360-2 through 360-10 of the Commercial Code; Article 190-2 of the SEA

Scheme
An all-inclusive stock swap through which common stock in LG Card held by LG Card shareholders other than SFG will be transferred to SFG on the stock swap date in exchange for common stock in SFG, resulting in SFG holding all shares in LG Card. Following the small scale share swap, LG Card will become a wholly-owned subsidiary of SFG.

Stock swap	0.84932 registered common share of SFG for each registered common share of LG Card:
* at 46,454 Won per share for LG Card common stock
* at 54,696 Won per share for SFG common stock

Date	September 21, 2007

*	For more information on the proposed stock swap, please see the Stock Swap/Transfer Report published as of May 28, 2007.
3.	If the stock swap is effected as planned following the Tender Offer, LG Card will become a wholly owned subsidiary of SFG effective September 21, 2007 and LG Card will therefore be de-listed.
*	Under Article 80, Subparagraph 14 of the Regulations on Listing of Securities, when a target company becomes a wholly-owned subsidiary of a listed holding company (i.e. the holding company holding all issued shares of the subsidiary) and share certificates representing the holding company’s new shares issued upon the stock swap are newly listed, the target company must be de-listed.
*	A specific date scheduled for delisting will be determined through consultation with the relevant authority after the proposed stock swap takes place as planned.
4. SFG entered into an agreement relating to stock acquisition with KDB, the principal creditor bank of the council of creditor financial institutions of LG Card, which requires SFG to purchase LG Card shares held by the creditor financial institutions at 46,392 Won per share in the event SFG pursues the incorporation of LG Card as its wholly-owned subsidiary. The Tender Offer was conceived so that SFG performs such agreement with KDB.
5. Neither SFG nor LG Card is required to obtain approval or authorization in connection with the Tender Offer from the financial supervisory authority or the fair trade authority in advance or following the completion of the Tender Offer.
IV. Class and Number of Shares Subject to the Tender Offer
A. Class and Number of Shares Subject to the Tender Offer

Target Company	LG Card Co., Ltd.
Class of Shares	Registered common stocks
Target Number of Shares	17,892,082 shares
Note 1) Tender Offeror is to purchase all of the tendered LG Card shares, if the total number of such shares is less than the Target Number of Shares. If the total number exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the following rules of allocation:
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.
B. Number of LG Card Shares to be Held by Tender Offeror after the Tender Offer

No. of Shares to Be
No. of Shares	No. of Shares Subject	Held Post-Tender
Currently Held	to Tender Offer	Offer (E)
107,477,321	17,892,082	125,369,403
(85.7% of the total number issued and outstanding)	(14.3% of the total number issued and outstanding)	(100.0% of the total number issued and outstanding)
Note 1)	The number of shares currently held by Shinhan Financial Group is the sum of 8,960,005 LG Card shares held by Shinhan Bank and 98,517,316 shares held by Shinhan Financial Group

Note 2)	LG Card stock held by Shinhan Bank will either be offered in the Tender Offer or swapped in the upcoming stock swap, as determined in the future.

More specifically, if the number of shares offered in the Tender Offer is less than the Target Number of Shares, a decision will be made on whether LG Card stock held by Shinhan Bank will be offered in the Tender Offer, but only to the extent that the number of LG Card shares so offered does not exceed the difference from the Target Number of Shares, so that the total number of offered shares does not exceed the Target Number of Shares.

Note 3)	The 17,892,082 shares to be held post-tender offer is under the condition that all shares subject to tender offer are purchased by SFG

Note 4)	The shareholding ratios exclude stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.
C. Total Number of Issued and Outstanding Shares of the Target Company
[As of Mar. 31, 2007; Unit: Shares]

	Class
Category	Common Share	Preferred Share	Total	Remarks
I. Total Number of Shares Authorized to Be Issued	2,000,000,000	—	2,000,000,000
II. Total Number of Shares Issued	1,029,491,619	—	1,029,491,619
III. Total Number of Shares	904,122,216	—	904,122,216
1. Capital Reduction	904,122,216	—	904,122,216
2. Retirement of Repurchased Shares	—	—	—
3. Redemption of Redeemable Shares	—	—	—
4. Others	—	—	—
IV. Total Number of Shares Issued and Outstanding (II-III)	125,369,403	—	125,369,403
V. Number of Treasury Shares	—	—	—
VI. Number of Outstanding Shares (IV-V)	125,369,403	—	125,369,403
Note 1)	The shareholding ratios exclude stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.

V. Period, Price, Settlement Date and Other Terms of the Tender Offer
A. General Terms
(Unit: KRW, Shares)

Category		Remarks
Tender Offer Period	Commencement	June 14, 2007	(20 days)
(“Tender Offer Period”)	Expiration	July 3, 2007

Tender Offer Price & No. of	Type of Securities	Purchase Price	No. of Shares to Be Purchased
Shares to Be Purchased	Stock Certificates	46,392	17,892,082
	Certificates Evidencing Preemptive Right as to Newly Issued Shares	—	—
	Convertible Bond Certificates	—	—
	Certificate of Bond with Warrants	—	—
	Exchangeable Bond Certificate	—	—
	Total Number		17,892,082
	Ratio (%)		14.3%
	Tender Offer Purchase Price Calculation Basis	Tender Offeror was selected as the preferred bidder for the sale of LG Card shares held by the creditor financial institutions of LG Card. Tender Offeror entered into the LG Card Co., Ltd. Acquisition Agreement on December 20, 2006 with KDB, the principal creditor bank of the council of creditor financial institutions of LG Card. In accordance with the LG Card Co., Ltd. Acquisition Agreement, in order to incorporate LG Card as its wholly-owned subsidiary Tender Offeror plans to purchase the remaining shares of LG Card at the price of KRW 46,392 per share pursuant to the applicable laws and regulations, including the SEA.

No. of Shares Held as of the	Number		107,477,321
Date of Filing (B)	Ratio (%)		85.7

No. of Shares Held	Number		125,369,403
Post-Tender Offer (A+B)	Ratio (%)		100.0
Total No. of Shares Issued and Outstanding			125,369,403
Note 1)	The No. of Shares Held as of the Date of Filing (B) is the sum of 98,517,316 registered LG Card shares held by SFG and 8,960,005 registered LG Cards shares held by Shinhan Bank, a specially-related person of SFG.

Note 2)	Those LG Card shares held by Shinhan Bank will be either offered in the Tender Offer or participate in the upcoming stock swap, as determined in the future. More specifically, if the number of shares offered in the Tender Offer is less than the Target Number of Shares, a decision will be made on whether LG Card stock held by Shinhan Bank will be offered in the Tender Offer, but only to the extent that the number of LG Card shares so offered does not exceed the difference from the Target Number of Shares, so that the total number of offered shares does not exceed the Target Number of Shares.

Note 3)	The No. of Shares Held Post-Tender Offer (A+B) is calculated based on the assumption that the Target Number of Shares (17,892,082 shares) will be purchased in full.

Note 4)	The total number of issued and outstanding shares excludes the stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.
B. Settlement

Tender Offer Agent (Securities Company in Charge of Settlement)	Name	Good Morning Shinhan Securities Co., Ltd. (“Tender Offer Agent”)
	Location of Head Office	Youido-Dong 23-2, Youngdeungpo-Gu, Seoul, Korea
Settlement Date (“Settlement Date”)	July 6, 2007
Settlement Method	<1> Following the expiration of the Tender Offer Period, a notice of purchase in the form attached hereto as Exhibit 1 (“Notice of Purchase”) will be sent without delay by the Tender Offer Agent to the address specified in the tender application of each shareholder who has validly tendered LG Card shares (each, a “Shareholder”).

<2> The Tender Offer purchase price will be transferred to the account with the Tender Offer Agent designated by each Shareholder, provided that the securities transaction tax at the rate of 0.5% and any other applicable tax will be deducted or withheld therefrom prior to each such transfer. In the case of a non-resident Shareholder (including foreign corporations), applicable law may require the Tender Offer Agent to withhold certain capital gains taxes and applicable surtaxes, unless (i) applicable tax treaties exempt the Shareholder from such withholdings and (ii) all actions necessary for such exemptions to be available have been taken by the Shareholder.

* The burden of proof in respect of the eligibility for exemption from withholding taxes under the Tax Treaty or the authenticity of any supporting documents lies on the relevant Shareholders, and the Tender Offer Agent who is obligated to withhold such taxes may refuse to apply the exemption if the relevant Shareholder refuses to fulfill the burden.

<3> If the total number of tendered LG Card shares is less than the Target Number of Shares, Tender Offeror is to purchase the entire number of tendered shares, and if the total number of tendered LG Card shares exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the rules of allocation (see below). In respect of any LG Card shares not purchased in excess of the Target Number of Shares, the prohibition on withdrawal of such shares will be lifted on the Settlement Date.

<4> LG Card shares validly tendered through the Tender Offer will be transferred from the account of each Shareholder to the account of Tender Offeror on the Settlement Date:
* Tender Offer Account:
• Office where the account is opened: Sales Department II, Good Morning Shinhan Securities Co., Ltd.
• Account No.: 080-01-101893
• Holder of Account: Shinhan Financial Group Co., Ltd.

Settlement Place	Branch Office	Location
Head office:
	Head office and branch offices of Good Morning Shinhan Securities Co., Ltd.	Youido-Dong 23-2, Youngdeungpo-Gu, Seoul, Korea Branch offices:
See Part VIII, Section C below.
Return of Tendered LG Card Shares	Tendered LG Card shares may be withdrawn immediately, if (i) after the commencement of the Tender Offer Period, Tender Offeror cancels or withdraws the Tender Offer pursuant to Article 12-7 of the Enforcement Decree of the SEA, or (ii) a Shareholder takes the required action to withdraw from the Tender Offer. For instructions regarding withdrawal from the Tender Offer, please refer to Part X, Section 2.
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.
VI. Particulars of Agreement to Purchase Target Company’s Shares Other than through Tender Offer After Public Notice Date (if any)
1. Each SFG and LG Card decided by BOD resolutions on May 28, 2007 to effect an all-inclusive stock swap pursuant to Articles 350-3 and 360-10 of the Commercial Code to incorporate LG Card, an existing partial subsidiary of SFG, as SFG’s wholly-owned subsidiary, and accordingly entered into a stock swap agreement.
2. Major terms of stock swap
• 0.84932 registered common share of SFG for each registered common share of LG Card
* All common stock of LG Card held by the LG Card shareholders, other than SFG, as of September 20, 2007, the date immediately preceding the date of stock swap will be swapped.
• The stock swap is scheduled to take place on September 21, 2007.
• Appraisal rights for dissenting shareholders will not be granted SFG because the stock swap will be effected in the manner of a small-scale stock swap pursuant to Article 360-10 of the Commercial Code and a BOD resolution replaces shareholders’ approval.
* However, if shareholders of SFG holding at least 20/100 of total outstanding shares of SFG notify of their dissent to the stock swap, the stock swap cannot be undertaken.
• As to LG Card, the shareholders of LG Card Co., Ltd., who dissent to SFG’s BOD resolution approving the stock swap, may exercise their appraisal rights in accordance with Article 360-3 of the Commercial Code.
* A general shareholders’ meeting is scheduled for August 13, 2007.
* Demand for appraisal of shares must be made between August 13, 2007 and September 3, 2007.
• Upon exercise of their appraisal rights, shares held by the exercising LG Card shareholders will be purchased at 45,416 Won per share, which may be adjusted in accordance with the procedures set by the SEA.

• For more information on the proposed stock swap, please see the Stock Swap/Transfer Report jointly submitted by SFG and LG Card on May 28, 2007.
3. If the stock swap is effected as planned following the Tender Offer, SFG will become a wholly owning company of LG Card effective September 21, 2007.
4. The stock swap is not subject to Article 23(2) of the SEA, which stipulates that “no tender offeror (including a specially related person) shall, during the period from the date on which tender offer is permitted pursuant to paragraph (1) to the date on which period of tender offer expires, make any purchase of securities specified in the said statement by means other than a tender offer.”
5. There are no other terms of agreement to purchase LG Card’s shares other than by means of a tender offer after the public notice date.
VII. Details of Funding for Purchase
[Unit: KRW or Shares]

Category		Description
Funds Necessary for the Tender Offer, etc.	Tender Offer Purchase Price (A)	830,049,468,144
	Transaction Costs (B)	415,000,000
	Miscellaneous (C)	40,000,000
	Total (A+B+C)	830,504,468,144

Matters Pertaining to the Remaining Balance in an Account with a Financial Institution, etc. to be Applied for the Payment of Tender Offer Funds	Financial Institution
	Name of Financial Institution	Registration No.	Amount	Remarks
	Shinhan Bank	00137571	430,600,000,000	Market Premium Trust
	Good Morning Shinhan Securities	00138321	400,000,000,000	MMF
	Total		830,600,000,000

	Plan for Withdrawal and Use of Tender Offer Funds	N/A
Matters Pertaining to the Custody of Securities to be Exchanged through the Tender Offer	Types of Securities	—
	Volume	—
	Custody Method for Securities	—
Matters Pertaining to the Issuance of New Shares by Contribution in-Kind	Types of Newly Issued Securities	—
	Volume (A)	—
	Expected Issue Price per Share (B)	—
	Amount (AxB)	—
Note 1)	The miscellaneous amounts include the costs of notices to be given in newspapers and those incurred in the preparation and dispatch of mailed materials, and are subject to change.

Note 2)	The above funds are to be deposited with the respective financial institutions until the Settlement Date (July 6, 2007), after which they will be used for the payment of the Tender Offer.
VIII. Particulars on Tender Offer Agent
A. Name
Good Morning Shinhan Securities Co., Ltd.
B. Scope of Tender Offer Agent’s Role
(i)	To prepare and file this Tender Offer Circular with the FSC with other documents related to the Tender Offer;

(ii)	To make public notices relating to the Tender Offer;

(iii)	To assist in the preparation and distribution the Tender Offer Documents and make it publicly available;

(iv)	To accept tender applications from Shareholders;

(v)	To administer and manage the accounts for Shareholders tendering their tender;

(vi)	To accept and keep the tendered LG Card shares;

(vii)	To return share certificates to any Shareholder who withdraws its tender;

(viii)	To return share certificates to any tendering Shareholder in the event of cancellation or withdrawal of the Tender Offer;

(ix)	To pay the applicable proceeds to Shareholders; and

(x)	To distribute the Notice of Purchase to Shareholders and provide any other necessary services for the Tender Offer.
C. Locations of Head Office / Branch offices and Phone Numbers

Head Office:	Youido-Dong 23-2, Youngdungpo-Gu, Seoul, Korea
Tel. no.: (02) 3772-1000
Customer Support Center: 1588-0365

Branch Offices:	Listed below (Note: the telephone country code is 82)

Name of Branch	Address	Telephone Number
Gangnam	(2nd and 3rd floors, Seonleung Bldg.) 702-28 Yoksam-dong, Gangnam-gu, Seoul	02) 538-0707

Gangnam Jungang	(2nd floor, Shindeok Bldg.) 1329-7, Seocho-dong, Seocho-gu, Seoul	02) 6354-5300

Gangneung	(2nd floor, Donga Bldg.) 114-2, Imdang-dong, Gangneung-si, Gangwon-do	032) 642-1777

Gyeyang	(4th floor, Younghwa Bldg.) 863-3 Jakjeon-dong, Gyeyang-gu, Incheon	032) 553-2772

Gwanak	(2nd floor, Namgyeongdo Bldg.) 853-1, Bongcheon 7(chil)-dong, Gwanak-gu, Seoul	02) 887-0809

Gwangju	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 30, Keumnamro 2(i)-ga, Dong-gu, Gwangju	062) 232-0707

Gwanghwamun	3rd floor, King’s Garden Complex 4, 73 Naesu-dong, Jongno-gu, Seoul,	02) 732-0770

Guro	(3rd floor, New World Bldg.) 103-12 Guro 5(o)-dong, Guro-gu, Seoul	02) 857-8600

Name of Branch	Address	Telephone Number
Gumi	(1st floor, Goodmorning Shinhan Securities Bldg.) 56, Songjeong-dong, Gumi-si, Gyeongsangbuk-do	054) 451-0707

Guwoldong	2nd floor, Shinhan Bank Guwoldong Branch, 1199-13, Guwol-dong, Namdong-gu, Incheon	032) 464-0707

Gunsan	(2nd floor, Goodmorning Shinhan Securities Bldg.) 15-8, Jungangno 2(i)-ga, Gunsan-si, Jeollabuk-do	063) 442-9171

Geumjeong	(2nd floor, Haegang Bldg.) 184-3, Guseo 2(i)-dong, Geumjeong-gu, Busan	051) 516-8222

Nonhyeon	(1st floor, Daeyong Bldg.) 90, Nonhyeon-dong, Gangnam-gu, Seoul	02) 518-2222

Dapsimni	(2nd floor, Gyeongwon Bldg.) 496-4, Dapsimni-dong, Dongdaemun-gu, Seoul	02) 2217-2114

Daegu	(3rd and 4th floors, Shinhan Bank Bldg.) 34-16, Bongsan-dong, Jung-gu, Daegu	053) 423-7700

Daegudong	(3rd floor, Woojin Bldg.) 593-15, Shinam 1(il)-dong, Dong-gu, Daegu	053) 944-0707

Daeguseo	(4th floor, Wolgok Bldg.) 1511, Sangin-dong, Dalseo-gu, Daegu	053) 642-0606

Daejeon	(2nd floor, Socheong Bldg.) 5-2 Seonhwa-dong, Jung-gu, Daejeon	042) 255-9131

Dogok	(3rd floor, Jae Neung Education Bldg.) 464, Dogok-dong, Gangnam-gu, Seoul	02) 2057-0707

Dogok Jungang	(2nd floor, Hansol Phillia) 755, Yoksam-dong, Gangnam-gu, Seoul	02) 554-6556

Dong Gwangyang	(2nd floor, Goodmorning Shinhan Securities Bldg.) 1647-7, Jung-dong, Gwangyang-si, Jeollanam-do	061) 791-8020

Dongducheon	(3rd floor, Samsung Core Bldg.) 601-63, Saengyeon-dong, Dongducheon-si, Gyeonggi-do	031) 862-1851

Dongrae	(2nd floor, Rosesty Bldg.) 1491-1, Geojae 1(il)-dong, Yeonjae-gu, Busan	051) 505-6400

Dunsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 1173, Dunsan-dong, Seo-gu, Daejeon	042) 484-9090

Masan	(2nd floor, Songha Bldg.) 268, Hapseong 2(i)-dong, Masan-si, Hoewon-gu, Gyeongsangnam-do	055) 297-2277

Mapo	2nd and 3rd floors, Local Finance Bldg., 253-42, Gongdeok-dong, Mapo-gu, Seoul	02) 718-0900

Myeongdong	(4th floor, Shinhan Bank Myeongdong Jungang Branch) 53-1, Myeongdong 1(il)-ga, Jung-gu, Seoul	02) 752-6655

Mokdong	(1st floor, Gisan Bldg.) 406-28, Mok 1(il)-dong, Yangcheon-gu, Seoul	02) 2653-0844

Mokdong Jungang	1st floor, Buyoung Green Town 3-cha, 908-34, Mok 6(yuk)-dong, Yangcheon-gu, Seoul	02) 2649-0101

Miryang	(2nd floor, Hueam Bldg.) 701-7, Naei-dong, Miryang-si, Gyeongsangnam-do	055) 355-7707

Bangbaedong	(3rd floor, Shinhan Bank Bangbaedong Jungang Branch) 898-5, Bangbae-dong, Seocho-gu, Seoul	02) 533-0202

Busan	(3rd floor, Dongyang Bldg.) 4, Donggwang-dong 2(i)-ga, Jung-gu, Busan	051) 243-0707

Sanbon	(3rd floor, Shinhan Bank Sanbon Jungang Branch) 1144, Sanbon-dong, Gunpo-si, Gyeonggi-do	031) 392-1141

Samsungyeok	(3rd floor, Saemyeong Bldg.) 945-2, Daechi-dong, Gangnam-gu, Seoul	02) 563-3770

Sampung	(2nd floor, Nara Bldg.) 1696-14, Seocho-dong, Seocho-gu, Seoul	02) 3477-4567

Name of Branch	Address	Telephone Number

Sanggyedong	(2nd floor, Dongbang Reports Bldg.) 734-5, Sanggye 6(yuk)-dong, Nowon-gu, Seoul	02) 937-0707

Sangdodong	(2nd floor, Sungdae Shopping) 324-1, Sangdo-dong, Dongjak-gu, Seoul	02) 820-2000

Seogyodong	(3rd floor, Seogyo Tower) 353-1, Seogyo-dong, Mapo-gu, Seoul	02) 335-6600

Seogwipo	(3rd floor, Wonbok Bldg.) 286-32, Seogwi-dong, Seogwipo-si, Jeju-do	064) 732-3377

Seomyeon	(4th floor, Cheil Bank Bldg.) 163-1, Bujeon 2(i)-dong, Busanjin-gu, Busan	051) 818-0100

Songpa	(2nd floor, LG Twin Regency Munjungdong Bldg.) 150-2, Munjung-dong, Songpa-gu, Seoul	02) 449-0808

Sunaeyeok	(3rd floor, Hungkuk Life Insurance Bldg.) 6-7, Sunae-dong, Sungnam-si, Gyeonggi-do	031) 712-0109

Suwon	(2nd floor, Yaesin Bldg.) 1023-1, Kwonsun-dong, Kwonsun-gu, Suwon-si, Gyeonggi-do	031) 246-0606

Siji	(2nd floor, Dongho Bldg.) 374-5, Sinmae-dong, Susung-gu, Daegu	053) 793-8282

Sindang	(2nd floor, Shinyoung Bldg.) 150-1, Sindang 5(o)-dong, Jung-gu, Seoul	02) 2254-4090

Sinlim	(3rd floor, Youngil Bldg.) 1422-35, Sinlim-dong, Gwanak-gu, Seoul	02) 875-1851

Sinbanpo	(3rd floor, New Town Shopping) 58-24, Jamwon-dong, Seocho-gu, Seoul	02) 533-1851

Sinseoldong	(3rd floor, Allianz Life Insurance Bldg.) 1383, Sungin-dong, Jungro-gu, Seoul	02) 2232-7100

Andong	(2nd floor, Okdong Bldg.) 791-2, Ok-dong, Andong-si, Gyeongsangbuk-do	054) 855-0606

Ansan	(5th floor, Wongsin Art Bldg.) 708, Gojan-dong, Danwon-gu, Ansan-si, Gyeonggi-do,	031) 485-4481

Apgujeong	(1st floor, Gangnam Securities Bldg.) 612-1, Sinsa-dong Gangnam-gu, Seoul	02) 511-0005

Apgujeong Royal	(3rd floor, MJ Bldg.) 621-2, Sinsa-dong, Gangnam-gu, Seoul	02) 547-0202

Apgujeong FC	(2nd floor, Gaonix Sports Bldg.) 575, Sinsa-dong, Gangnam-gu, Seoul	02) 541-5566

Yoido	(2nd floor, Goodmorning Shinhan Tower Annex) 24-4, Yoido-dong, Youngdungpo-gu, Seoul	02) 3775-4270

Yeochun	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 71-1, Hak-dong, Yeochun-si, Jeollanam-do	061) 682-5262

Yeonhuidong	(1st floor, Eunhae Bldg.) 188-8, Yeonhui-dong, Seodaemun-gu, Seoul	02) 3142-6363

Youngdungpo	(3rd floor, Shinhan Bank Bldg.) 68-3, Youngdungpodong 4(sa)-ga, Youngdungpo-gu, Seoul	02) 2677-7711

Sales Department	(1st floor, Goodmorning Shinhan Tower), 23-2, Yoido-dong, Youngdungpo-gu, Seoul	02) 3772-1200

Olympic	(1st and 2nd floors, Daekyung Bldg.) 17-8, Ogeum-dong, Songpa-gu, Seoul	02) 448-0707

Ulsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 117-2, Dal-dong, Nam-gu, Ulsan	052) 273-8700

Ulsannam	(1st and 2nd floors, Sinjung Core Bldg.) 647-4, Sinjung-dong, Nam-gu, Ulsan	052) 257-0777

Yusung	(2nd floor, Lucky Tower) 448-8, 9 Bongmyeong-dong, Yusung-gu, Daejun	042) 823-8577

Name of Branch	Address	Telephone Number
Uijeongbu	(2nd floor, Shinhan Bank Bldg.) 176-22, Uijeongbu-dong, Uijeongbu-si, Gyeonggi-do	031) 848-9100

Ilsan	(2nd floor, Heo Yu Jae’s Clinic Bldg.) 780, Janghang-dong, Ilsan-gu, Goyang-si, Gyeonggi-do	031) 907-3100

Jeonju	(3rd floor, Korea Industry Bank Bldg.) 103, Gyeongwondong i(il)-ga, Wansan-gu, Jeonju-si, Jeollabuk-do	063) 286-9911

Jungeup	(2nd floor, formerly Hangbok Wedding Hall) 525-1, Susung-dong, Jungeup-si, Jeollabuk-do	063) 531-0606

Jungjadong	2nd floor, Bundang Clinic, 15-2 Jungja-dong, Bundang-gu, Sungnam-si, Gyeonggi-do	031) 715-8600

Jeju	(2nd floor, Korea Specialty Contractor Financial Cooperative) 710-1, Nohyung-dong, Jeju-si, Jeju-do	064) 743-9011

Jukjeon	3rd floor, Daedeok Nuriettle B, 1808, Bojung-dong, Giheung-gu, Yongin-si, Gyeonggi-do	031) 898-0011

Jungbu	(2nd floor, Ssangyong Bldg.) 24-1, Jeo-dong, Jung-gu, Seoul	02) 2270-6500

Changdong	(1st and 2nd floors, Sangsu Bldg.) 693, Ssangmun-dong, Dobong-gu, Seoul	02) 995-0123

Changwon	(2nd floor, Cheil Life Insurance Allianz Bldg.) 75-3, Sangnam-dong, Changwon-si, Gyeongsangnam-do	055) 285-5500

Cheongju	(1st floor, Nuri Tower) 1605, Yongam-dong, Sangdang-gu, Cheongju-si, Chungcheongbuk-do	043) 296-5600

Taepyeongro	Shinhan Bank Head Office basement, 120, Taepyeongro 2(i)-ga, Jung-gu, Seoul	02) 757-0707

Pyeongchon	(3rd floor, Shinhan Bank Bldg.) 1046, Bumgye-dong, Anyang-si, Gyeonggi-do	031) 381-8686

Pyeongtek	(1st floor, Samsung Life Insurance Bldg.) 32-2, Pyeongtek-dong, Pyeongtek-si, Gyeonggi-do	031) 657-9010

Hanam	(1st floor, National Pension Bldg.) 1582-4, Wusan-dong, Gwangsan-gu, Gwangju	062) 956-0707

Haeundae	2nd floor, Wungsin Cineart Bldg., 1479-1, Jwa-dong, Haeundae-gu, Busan	051) 701-2200

Jamsil Lotte Castle	2nd floor, Lotte Castle Gold, 7-18, Sincheon-dong, Songpa-gu, Seoul	02) 2143-0800
IX. Current Status of Target Company
A.	Financial Status for Last Three Fiscal Years
<Balance Sheets>
[Unit: KRW million]

	22nd Year,	21st Year	20th Year	19th Year
	1st Quarter	(As of Dec. 31,	(As of Dec. 31,	(As of Dec. 31,
Accounting Period	(As of Mar. 30, 2007)	2006)	2005)	2004)
I. Total Assets	9,868,373	9,656,007	9,089,587	8,217,358
Cash and Due from Banks	584,191	599,445	415,680	323,235
Securities	147,734	282,931	257,115	926,484
Credit Card Assets	6,007,158	5,979,022	4,431,255	4,318,288
Loans	261,053	495,023	877,245	712,603

	22nd Year,	21st Year	20th Year	19th Year
	1st Quarter	(As of Dec. 31,	(As of Dec. 31,	(As of Dec. 31,
Accounting Period	(As of Mar. 30, 2007)	2006)	2005)	2004)
Installment Finance Assets	857,393	801,044	645,254	575,124
Lease Assets	624,843	575,585	346,720	129,817
Trust Assets	1,163,519	1,425,036	2,673,647	2,822,356
Premises and Equipment	50,064	53,320	55,875	65,847
Other Assets	1,087,568	476,423	577,368	667,933
Allowance for possible loan losses	D915,150	D1,031,823	D1,190,571	D2,324,328
II. Liabilities	5,985,568	6,635,437	7,283,063	8,787,106
Borrowings	4,593,428	5,230,237	6,134,513	7,773,230
Other Liabilities	1,392,139	1,405,201	1,148,550	1,013,876
III. Total stockholders’ equity	3,882,805	3,020,570	1,806,524	D569,748
Capital Stock	626,847	626,847	626,847	2,585,590
Capital Surplus	1,378,030	1,378,030	2,830,052	13,685
Capital Adjustment	3,149	D188,202	D190,674	D324,199
Accumulated other comprehensive income	6,445	10,216	D10,219	D27,825
Retained earnings	1,868,335	1,193,679	D1,449,481	D2,816,999
<Income Statements>
[Unit: KRW million]

	22nd Year,	21st Year	20th Year	19th Year
	1st Quarter	(As of Dec. 31,	(As of Dec. 31,	(As of Dec. 31,
Accounting Period	(As of Mar. 30, 2007)	2006)	2005)	2004)
Operating Revenues	721,980	2,735,804	2,729,712	3,432,268
Operating Expenses	376,994	1,517,613	1,481,278	4,279,152
Operating Income	344,987	1,218,192	1,248,434	-846,883
(Non-Operating Revenues)	505	5,183	142,557	166,893
(Non-Operating Expenses)	75	32,236	27,918	113,549
Ordinary Income	345,417	1,191,138	1,363,073	-793,539
(Extraordinary Gains)	0	0	0	711,939
(Extraordinary Losses)	0	0	0	0
Net Gains and Losses	865,397	1,193,679	1,363,073	-81,600
Net Income per share (won)	6,903	9,521	11,077	-3,856
Dividend per share (won)	0	0	0	0
Net Asset per share (won)	30,971	24,093	14,410	-1,102

B. Transaction Status of Target Shares for Past Six Months

		[Unit: KRW or shares]
Month	Highest Price	Lowest Price	Trade Volume
May, 2007	49,500	42,650	7,093,216
April, 2007	44,350	42,100	2,667,937
March, 2007	65,600	41,500	9,980,016
February, 2007	63,100	61,200	6,536,438
January, 2007	61,900	60,700	5,810,450
December, 2006	62,200	58,600	3,006,504
X. Procedures of the Tender Offer
A. Method of Tender

Tender Offer Agent	Name		Good Morning Shinhan Securities, Co., Ltd.

	Location of Head Office		Youido-Dong 23-2, Youngdeungpo-Gu, Seoul, Korea

Method of Tender	1. Tender Offers of LG Card registered common stocks may be made only through Tender Offer Agent, except for tax deductible or tax exempt savings account opened at other securities companies, during the Tender Offer Period (from June 14, 2007 to July 3, 2007; a period of 20 days). Please bear in mind that tender applications must be received by no later than 3:30 p.m. (Korea time) on the expiration date of the Tender Offer Period (July 3, 2007).

❖ Tenders may be made in person or via telephone, provided that tenders via telephone are not available to Shareholders tendering through tax deductible or tax exempt savings account opened at a securities company other than the Tender Offer Agent. Tenders may not be made via fax or Internet.

< Tender in Person>

	Shareholders	Holding an account at the Tender Offer Agent	Holding an account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders

Trading Account	<1> A Shareholder holding a trading account at the Tender Offer Agent must confirm that its LG Card shares are deposited in its trading account.

<2> A Shareholder holding a trading account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders must open a trading account at the Tender Offer Agent and either transfer or directly deposit its LG Card shares into the trading account before tendering such LG Card shares.

<3> Tendering Shareholders must bring identity confirmation documents to Tender Offer Agent’s office; complete and submit a tender application form available at the office, and obtain written confirmation of tender.

Tax Deductible/ Exempt Savings Account	<1> A Shareholder holding a tax deductible or tax exempt savings account at the Tender Offer Agent must confirm that its LG Card shares are deposited in such account.

	<2> Tendering Shareholders must complete and submit a tender application form available at Tender Offer Agent’s office and obtain written confirmation of tender.	A Shareholder holding a tax deductible or tax exempt account at a securities company other than the Tender Offer Agent must inform such securities company of its intent to tender its LG Card shares. On the expiration date of the Tender Offer Period, such securities company must (i) collect details of all such requests and (ii) tender and submit the tender applications and a summary of tender status of each tendering Shareholders to the Tender Offer Agent.

<Tender via Telephone>

Shareholders	Holding an account at the Tender Offer Agent	Holding an account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders

Trading Account	<1> A Shareholder holding a trading account at the Tender Offer Agent must confirm that its LG Card shares are deposited in its trading account.

<2> A Shareholder holding a trading account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders must open a trading account at the Tender Offer Agent and either transfer or directly deposit its LG Card shares into the trading account before tendering such LG Card shares.

<3> Tendering Shareholders must contact Tender Offer Agent’s office or Call Center (Tel. No. 1588-0365) and follow the instructions.

<4> Throughout the tender procedure, a Shareholder must provide its account number, resident registration number and the number of LG Card shares held for the purpose of identity confirmation and deposit verification.

Tax Deductible/ Exempt Savings Account	<1> A Shareholder holding a tax deductible or tax exempt savings account at the Tender Offer Agent must confirm that its LG Card shares are deposited in such account.

<2> Tendering Shareholders must contact Tender Offer Agent’s office or Call Center (Tel. No. 1588-0365) and follow the instructions.

	<3> Throughout the tender procedure, a Shareholder must provide its account number, resident registration number and the number of LG Card shares held for the purpose of identity confirmation and deposit verification.	Tender via telephone is not available.

2. Once LG Card shares are tendered and transferred to an account at the Tender Offer Agent or to a tax deductible or tax exempt savings account at a securities company other than the Tender Offer Agent, such LG Card shares may not be withdrawn from the account unless (i) the Tender Offeror withdraws the Tender Offer pursuant to Article 12-7 of the Enforcement Decree of the SEA or (ii) the relevant tendering Shareholder cancels its tender.

3. <1> In the case of a non-resident Shareholder (including foreign corporations), applicable law may require the Tender Offer Agent to withhold certain capital gains taxes and applicable surtaxes, unless (i) applicable tax treaties exempt the Shareholder from such withholdings and (ii) all actions necessary for such exemptions to be available have been taken by the Shareholder.

<2> In case of non-resident Shareholders (including foreign corporations) eligible for exemption from capital gains taxes and any applicable surtaxes, such Shareholder must submit, at the time of Tender Offer: (i) an application for tax-exemption on non-resident’s Korean source income provided under the Tax Treaty and (ii) any other documents supporting the acquisition costs (if applicable). The burden of proof in respect of the eligibility for exemption from withholding taxes under the Tax Treaty or the authenticity of any supporting documents lies on the relevant Shareholders, and the Tender Offer Agent who is obligated to withhold such taxes may refuse to apply the exemption if the relevant Shareholder refuses to fulfill the burden.

Place for Filing Application	Branch Office Head office and branch offices of Good Morning Shinhan Securities Company Co., Ltd.	Location Head office: Youido-Dong 23-2, Youngdungpo-Gu, Seoul Branch offices: See Part VIII, Section C above.
B. Method of Withdrawing Tender by Shareholder
(i)	Any Shareholder who has tendered its LG Card shares may withdraw such tender, in whole or in part, at any time prior to the end of the Tender Offer Period. In the event a Shareholder withdraws its tender, such Shareholder will not be liable to Tender Offeror for any compensatory or liquidated damages.

(ii)	Tenders may be withdrawn by no later than 3:30 p.m. (Korea time) on the expiration date of the Tender Offer Period (July 3, 2007).

(iii)	If any Shareholder wishes to withdraw its tender, such Shareholder may do so either in person or via telephone, provided that withdrawal via telephone is not available to a Shareholder holding a tax deductible or tax exempt savings account at a securities company other than the Tender Offer Agent. Withdrawals may not be made via fax or Internet.
<Procedures for Withdrawal>

For a Shareholder that Tendered its LG Shares Through the Tender Offer Agent	<1> The Shareholder may withdraw its tender in person or via telephone.

<2> If a Shareholder wishes to withdraw its tender in person, the Shareholder must visit the branch office of the Tender Officer Agent that previously received the Shareholder’s tender, submit identity confirmation documents and the written confirmation of tender obtained at the time of tender, and complete and submit to the office a statement of withdrawal form in exchange for a written confirmation of withdrawal.

<3> If a Shareholder wishes to withdraw its tender via telephone, the Shareholder must contact the branch office of the Tender Officer Agent that previously received the Shareholder’s tender, or the Call Center (at 1588-0365), and follow the instructions. Throughout the withdrawal procedures, the Shareholder must provide its account number, resident registration number and the number of LG Card shares held for the purpose of identity confirmation and tender status verification.

For a Shareholder that Tendered its LG Shares through a Securities Company Other than the Tender Offer Agent	<1> The Shareholder may withdraw its tender through the relevant securities company.

<2> Withdrawals via telephone is not available to a Shareholder who wishes to withdraw its tender through a securities company other than the Tender Offer Agent. The Shareholder must visit the branch office of securities company that previously received the Shareholder’s tender, submit identity confirmation documents and the written confirmation of tender obtained at the time of tender, and complete a statement of withdrawal form in exchange for a written confirmation of withdrawal.

(iv)	If any Shareholder withdraws its tender, the prohibition on withdrawal of LG Card shares deposited into the account established for the Tender Offer must be lifted without delay with respect to such withdrawn LG Card shares on the date such tender withdrawal application is submitted.
C. Method of Purchasing Tendered Shares
Prior to the commencement of the Tender Offer Period, Tender Offeror opened an account in its own name for the purpose of offering tenders at the Tender Offer Agent, Sales Department II, Good Morning Shinhan Securities (account no.: 080-01-101893; holder of account: Shinhan Financial Group Co., Ltd.).
If, on the Settlement Date (July 6, 2007), the total number of tendered LG Card shares is less than the Target Number of Shares, Tender Offeror will purchase all tendered shares and if the total number of tendered LG Card shares exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the rules of allocation (see below). In respect of any LG Card shares not purchased in excess of the Target Number of Shares, the prohibition on withdrawal of such shares will be lifted on the Settlement Date.
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.
D. Method of Amendment of Terms of the Tender Offer and Withdrawal of the Tender Offer
(i)	Tender Offeror may amend the terms and conditions of the Tender Offer at any time on or prior to the expiration date of the Tender offer Period by filing a written amendment to this Tender Offer Circular. However, as provided under Article 23-2(1) of the SEA and Article 12-6 of the Enforcement Decree thereof, Tender Offeror may not amend the terms and conditions of the Tender Offer if the amendment would do any of the following: (i) lower the Tender Offer Price; (ii) reduce the Target Number of Shares; (iii) extend the date for payment of the Tender Offer Purchase Price; (iv) shorten the Tender Offer Period; (v) change the type of consideration to be given to tendering Shareholders (except by adding an additional type of consideration from which Shareholders can select); or (vi) engage in an act that would otherwise result in unfavorable terms or conditions to tendering Shareholders as prescribed by the FSC.

(ii)	Tender Offeror may not withdraw the Tender Offer on or after the date of public notice of the Tender Offer, provided that Tender Offeror may withdraw the Tender Offer if a basis for withdrawal prescribed under Article 12-7 of the Enforcement Decree of the SEA arises at any time on or prior to the expiration of the Tender Offer Period. However, Tender Offeror will not withdraw the Tender Offer even if a competing tender offer is launched by a third party. If the Tender Offer is withdrawn, public notice of such withdrawal, including an explanation of the basis for withdrawal, will be provided in two daily newspapers in Korea, namely the Maeil Business Newspaper and the Korea Economic Daily.

<Exceptional Grounds for Withdrawal of Tender Offer under Article 12-7 of the Enforcement Decree of the SEA>
1.	Launch by a third party of a competing tender offer;

2.	Death, dissolution or bankruptcy of, or the dishonoring of any note or check issued by, Tender Offeror, or any other material calamity that could not be expected at the time of filing of this Tender Offer Circular, as prescribed by the FSC; and

3.	Merger or transfer of a material part of the business of the Target Company (where a transfer of business means one described in any paragraph of Article 84-8(1) of the Enforcement Decree of the SEA), dissolution or bankruptcy of the Target Company or the dishonoring of any note or check issued by the Target Company, delisting of the LG Card shares from the Korea Exchange, or any other material calamity that could not have been expected at the time of filing of this Tender Offer Circular, as prescribed by the FSC.
(iii)	If Tender Offeror withdraws the Tender Offer after the commencement of the Tender Offer Period, the prohibition on withdrawal of LG Card shares deposited into the account established for the Tender Offer will be lifted without delay on the date of such withdrawal.
E. Notice of Purchase
Following the expiration of the Tender Offer Period, the Tender Offer Agent will send a Notice of Purchase without delay to the address specified in the tender application of each Shareholder.
XI. Source of Funding
A. Source of Funds Necessary for the Tender Offer

				[Unit: KRW]

Amount of Funds Necessary for the Tender Offer	Tender Offer Purchase Price (A)			830,049,468,144
	Transaction Costs (B)			415,000,000
	Miscellaneous (C)			40,000,000
	Total (A+B+C)			830,504,468,144
	Own Funds (A)			600,000,000
Source of the Tender Offer Funds	Loans (B)	Lender	Amount	Remarks
		See below	830,000,000,000	—
	Others (C)			—
	Total (A+B+C)			830,600,000,000

Note 1)	The miscellaneous amounts include the costs of notices to be given in newspapers and those incurred in the preparation and dispatch of mailing materials, and are subject to change.

Note 2)	Tender Offeror has raised its own funds in order to effectuate the acquisition of LG Card shares, as detailed below:

			[Unit: KRW]

Category		Amount	Remarks
Own Funds (A)		600,000,000
Loans	Publicly Offered Corporate Bonds	500,000,000,000
	Corporate Commercial Papers	330,000,000,000
	Total	830,600,000,000
B. Securities to be Exchanged Through the Tender Offer
1. Type and Number of Securities to be Exchanged: N/A
2. Relation between Tender Offeror and Company Issuing Securities to be Exchanged: N/A
3. Information on Issuer of Securities to be Exchanged Through the Tender Offer: N/A
XII. Tender Offeror and Its Specially-Related Persons’ Share Ownership Status and Transaction History of Target Company’s Shares for Past One Year
A. Share Ownership Status

		No. of Shares	No. of Shares to Be
	No. of Shares	Subject to Tender	Held Post-Tender
	Currently Held	Offer	Offer	Remarks
Tender Offeror	98,517,316	17,892,082	116,409,398
	(78.6%)	(14.3%)	(92.9%)
Shinhan Bank	8,960,005		8,960,005
	(7.1%)	—	(7.1%)
Total	107,477,321	17,892,082	125,369,403
	(85.7%)	(14.3%)	(100.0%)

Note 1)	The number of shares to be held post-Tender Offer is provided upon the assumption that the Target Number of Shares (17,892,082 shares) is purchased in full.

Note 2)	No specially-related person of Tender Offeror other than Shinhan Bank Co., Ltd. owns LG Card shares.

Note 3)	The shareholding ratios exclude stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.
B. Share Transaction History: N/A

			Last				Price
			Changed	Change			per
Name	Relationship	Share Type	Date	Before	After	Method	share
Shinhan Financial Group	Tender Offeror	Registered common share of LG Card	Mar. 23, 2007	—	98,517,316 shares	Tender Offer	67,770 won

XIII. Agreements Between Tender Offeror and Officers/Major Shareholders of Target Company
1. Because SFG is the largest shareholder of LG Card, prior consultation with the largest shareholder of the target company has no relevance.
2. SFG informed LG Card and its officers in advance of the purpose, rationale and scope of the Tender Offer, that they, as its specially related persons, are prohibited under Article 23(2) of the SEA to purchase the target shares by means other than a tender offer from the date on which tender offer is permitted pursuant to paragraph (1) to the date on which period of tender offer expires, and of the possibility of punishment and sanctions under the applicable laws and regulations for any violation thereof.
3. The Tender Offer is led by SFG and any related decisions were made under the leadership of the responsible and related officers and employees.
XIV. Future Plans Regarding Target Company After the Tender Offer
SFG, the Tender Offeror, has incorporated securities, credit card, invest trust, capital, insurance and other companies as its subsidiaries to equip itself to become a total financial group covering all financial sectors. Cross-sale of various funds and FNA securities savings deposits among its subsidiaries is in full swing, and SFG is concentrating on developing mixed or linked products involving insurance and credit card. The recent completion of the group-wide database has speeded up database-based marketing activities.
Following the Tender Offer and the subsequent all-inclusive stock swap, LG Card will become a wholly owned subsidiary of SFG and Shinhan Card will be incorporated through the proposed business transfer into the largest single credit card company in Korea. In this regard, each SFG and LG Card decided by BOD resolutions on May 28, 2007 to effect the stock swap and the business transfer to LG Card, each of which is now being undertaken.
In parallel with the plans to strengthen LG Card’s competitiveness through the stock swap and the business transfer, SFG plans to combine LG Card’s strength with SFG’s outstanding management systems, including refined risk management and customer analysis systems. These efforts will increase LG Card’s own income generating capability and maximize synergy through mutually linked sales activities between LG Card and banking, securities, insurance and other existing subsidiaries of SFG based on LG Card’s customer base (e.g. the sale to LG Card’s customers of products of the existing subsidiaries and the sale to the existing subsidiaries’ customers of LG Card’s products).
As explained above, Tender Offeror will enhance LG Card’s competitiveness and, by integrating LG Card into SFG, improve the non-banking sectors within SFG so that, at the end, SFG and LG Card can become the leader in the Korean financial market.

XV. Particulars on Intermediary of the Tender Offer (if any)
A. Name: N/A
B. Location of Head Office: N/A
C. Objectives and Businesses: N/A
D. Relation to Tender Offeror: N/A
XVI. Place Where the Tender Offer Circular and Tender Offer Documents will be Publicly Available
A. Tender Offer Circular
Electronic Version:
Korean Financial Supervisory Services Website: http://dart.fss.or.kr
Korea Exchange Website: http://krx.or.kr
B. Tender Offer Documents
Electronic Version:
Korean Financial Supervisory Services Website: http://dart.fss.or.kr
Korea Exchange Website: http://krx.or.kr
Written Version (English):
Head Office / Branch Offices of Tender Offer Agent
•	Head Office:	Youido-Dong 23-2, Youngdungpo-Gu, Seoul, Korea Tel. no: (02) 3772-1000 Customer Support Center: 1588-0365

•	Branch Offices:	Listed below (Note: the telephone country code is 82)

Name of Branch	Address	Telephone Number
Gangnam	(2nd and 3rd floors, Seonleung Bldg.) 702-28 Yoksam-dong, Gangnam-gu, Seoul	02) 538-0707

Gangnam Jungang	(2nd floor, Shindeok Bldg.) 1329-7, Seocho-dong, Seocho-gu, Seoul	02) 6354-5300

Gangneung	(2nd floor, Donga Bldg.) 114-2, Imdang-dong, Gangneung-si, Gangwon-do	032) 642-1777

Gyeyang	(4th floor, Younghwa Bldg.) 863-3 Jakjeon-dong, Gyeyang-gu, Incheon	032) 553-2772

Gwanak	(2nd floor, Namgyeongdo Bldg.) 853-1, Bongcheon 7(chil)-dong, Gwanak-gu, Seoul	02) 887-0809

Gwangju	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 30, Keumnamro 2(i)-ga, Dong-gu, Gwangju	062) 232-0707

Gwanghwamun	3rd floor, King’s Garden Complex 4, 73 Naesu-dong, Jongno-gu, Seoul,	02) 732-0770

Name of Branch	Address	Telephone Number
Guro	(3rd floor, New World Bldg.) 103-12 Guro 5(o)-dong, Guro-gu, Seoul	02) 857-8600

Gumi	(1st floor, Goodmorning Shinhan Securities Bldg.) 56, Songjeong-dong, Gumi-si, Gyeongsangbuk-do	054) 451-0707

Guwoldong	2nd floor, Shinhan Bank Guwoldong Branch, 1199-13, Guwol-dong, Namdong-gu, Incheon	032) 464-0707

Gunsan	(2nd floor, Goodmorning Shinhan Securities Bldg.) 15-8, Jungangno 2(i)-ga, Gunsan-si, Jeollabuk-do	063) 442-9171

Geumjeong	(2nd floor, Haegang Bldg.) 184-3, Guseo 2(i)-dong, Geumjeong-gu, Busan	051) 516-8222

Nonhyeon	(1st floor, Daeyong Bldg.) 90, Nonhyeon-dong, Gangnam-gu, Seoul	02) 518-2222

Dapsimni	(2nd floor, Gyeongwon Bldg.) 496-4, Dapsimni-dong, Dongdaemun-gu, Seoul	02) 2217-2114

Daegu	(3rd and 4th floors, Shinhan Bank Bldg.) 34-16, Bongsan-dong, Jung-gu, Daegu	053) 423-7700

Daegudong	(3rd floor, Woojin Bldg.) 593-15, Shinam 1(il)-dong, Dong-gu, Daegu	053) 944-0707

Daeguseo	(4th floor, Wolgok Bldg.) 1511, Sangin-dong, Dalseo-gu, Daegu	053) 642-0606

Daejeon	(2nd floor, Socheong Bldg.) 5-2 Seonhwa-dong, Jung-gu, Daejeon	042) 255-9131

Dogok	(3rd floor, Jae Neung Education Bldg.) 464, Dogok-dong, Gangnam-gu, Seoul	02)2057-0707

Dogok Jungang	(2nd floor, Hansol Phillia) 755, Yoksam-dong, Gangnam-gu, Seoul	02) 554-6556

Dong Gwangyang	(2nd floor, Goodmorning Shinhan Securities Bldg.) 1647-7, Jung-dong, Gwangyang-si, Jeollanam-do	061) 791-8020

Dongducheon	(3rd floor, Samsung Core Bldg.) 601-63, Saengyeon-dong, Dongducheon-si, Gyeonggi-do	031) 862-1851

Dongrae	(2nd floor, Rosesty Bldg.) 1491-1, Geojae 1(il)-dong, Yeonjae-gu, Busan	051) 505-6400

Dunsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 1173, Dunsan-dong, Seo-gu, Daejeon	042) 484-9090

Masan	(2nd floor, Songha Bldg.) 268, Hapseong 2(i)-dong, Masan-si, Hoewon-gu, Gyeongsangnam-do	055) 297-2277

Mapo	2nd and 3rd floors, Local Finance Bldg., 253-42, Gongdeok-dong, Mapo-gu, Seoul	02) 718-0900

Myeongdong	(4th floor, Shinhan Bank Myeongdong Jungang Branch) 53-1, Myeongdong 1(il)-ga, Jung-gu, Seoul	02) 752-6655

Mokdong	(1st floor, Gisan Bldg.) 406-28, Mok 1(il)-dong, Yangcheon-gu, Seoul	02)2653-0844

Mokdong Jungang	1st floor, Buyoung Green Town 3-cha, 908-34, Mok 6(yuk)-dong, Yangcheon-gu, Seoul	02)2649-0101

Miryang	(2nd floor, Hueam Bldg.) 701-7, Naei-dong, Miryang-si, Gyeongsangnam-do	055) 355-7707

Bangbaedong	(3rd floor, Shinhan Bank Bangbaedong Jungang Branch) 898-5, Bangbae-dong, Seocho-gu, Seoul	02) 533-0202

Busan	(3rd floor, Dongyang Bldg.) 4, Donggwang-dong 2(i)-ga, Jung-gu, Busan	051) 243-0707

Sanbon	(3rd floor ,Shinhan Bank Sanbon Jungang Branch) 1144, Sanbon-dong, Gunpo-si, Gyeonggi-do	031) 392-1141

Samsungyeok	(3rd floor, Saemyeong Bldg.) 945-2, Daechi-dong, Gangnam-gu, Seoul	02) 563-3770

Sampung	(2nd floor, Nara Bldg.) 1696-14, Seocho-dong, Seocho-gu, Seoul	02) 3477-4567

Sanggyedong	(2nd floor, Dongbang Reports Bldg.) 734-5, Sanggye 6(yuk)-dong, Nowon-gu, Seoul	02) 937-0707

Name of Branch	Address	Telephone Number
Sangdodong	(2nd floor, Sungdae Shopping) 324-1, Sangdo-dong, Dongjak-gu, Seoul	02) 820-2000

Seogyodong	(3rd floor, Seogyo Tower) 353-1, Seogyo-dong, Mapo-gu, Seoul	02) 335-6600

Seogwipo	(3rd floor, Wonbok Bldg.) 286-32, Seogwi-dong, Seogwipo-si, Jeju-do	064) 732-3377

Seomyeon	(4th floor, Cheil Bank Bldg.) 163-1, Bujeon 2(i)-dong, Busanjin-gu, Busan	051) 818-0100

Songpa	(2nd floor, LG Twin Regency Munjungdong Bldg.) 150-2, Munjung-dong, Songpa-gu, Seoul	02) 449-0808

Sunaeyeok	(3rd floor, Hungkuk Life Insurance Bldg.) 6-7, Sunae-dong, Sungnam-si, Gyeonggi-do	031) 712-0109

Suwon	(2nd floor, Yaesin Bldg.) 1023-1, Kwonsun-dong, Kwonsun-gu, Suwon-si, Gyeonggi-do	031) 246-0606

Siji	(2nd floor, Dongho Bldg.) 374-5, Sinmae-dong, Susung-gu, Daegu	053) 793-8282

Sindang	(2nd floor, Shinyoung Bldg.) 150-1, Sindang 5(o)-dong, Jung-gu, Seoul	02) 2254-4090

Sinlim	(3rd floor, Youngil Bldg.) 1422-35, Sinlim-dong, Gwanak-gu, Seoul	02) 875-1851

Sinbanpo	(3rd floor, New Town Shopping) 58-24, Jamwon-dong, Seocho-gu, Seoul	02) 533-1851

Sinseoldong	(3rd floor, Allianz Life Insurance Bldg.) 1383, Sungin-dong, Jungro-gu, Seoul	02) 2232-7100

Andong	(2nd floor, Okdong Bldg.) 791-2, Ok-dong, Andong-si, Gyeongsangbuk-do	054) 855-0606

Ansan	(5th floor, Wongsin Art Bldg.) 708, Gojan-dong, Danwon-gu, Ansan-si, Gyeonggi-do,	031) 485-4481

Apgujeong	(1st floor, Gangnam Securities Bldg.) 612-1, Sinsa-dong Gangnam-gu, Seoul	02) 511-0005

Apgujeong Royal	(3rd floor, MJ Bldg.) 621-2, Sinsa-dong, Gangnam-gu, Seoul	02) 547-0202

Apgujeong FC	(2nd floor, Gaonix Sports Bldg.) 575, Sinsa-dong, Gangnam-gu, Seoul	02) 541-5566

Yoido	(2nd floor, Goodmorning Shinhan Tower Annex) 24-4, Yoido-dong, Youngdungpo-gu, Seoul	02) 3775-4270

Yeochun	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 71-1, Hak-dong, Yeochun-si, Jeollanam-do	061) 682-5262

Yeonhuidong	(1st floor, Eunhae Bldg.) 188-8, Yeonhui-dong, Seodaemun-gu, Seoul	02) 3142-6363

Youngdungpo	(3rd floor, Shinhan Bank Bldg.) 68-3, Youngdungpodong 4(sa)-ga, Youngdungpo-gu, Seoul	02) 2677-7711

Sales Department	(1st floor, Goodmorning Shinhan Tower), 23-2, Yoido-dong, Youngdungpo-gu, Seoul	02) 3772-1200

Olympic	(1st and 2nd floors, Daekyung Bldg.) 17-8, Ogeum-dong, Songpa-gu, Seoul	02) 448-0707

Ulsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 117-2, Dal-dong, Nam-gu, Ulsan	052) 273-8700

Ulsannam	(1st and 2nd floors, Sinjung Core Bldg.) 647-4, Sinjung-dong, Nam-gu, Ulsan	052) 257-0777

Yusung	(2nd floor, Lucky Tower) 448-8, 9 Bongmyeong-dong, Yusung-gu, Daejun	042) 823-8577

Uijeongbu	(2nd floor, Shinhan Bank Bldg.) 176-22, Uijeongbu-dong, Uijeongbu-si, Gyeonggi-do	031) 848-9100

Ilsan	(2nd floor, Heo Yu Jae’s Clinic Bldg.) 780, Janghang-dong, Ilsan-gu, Goyang-si, Gyeonggi-do	031) 907-3100

Jeonju	(3rd floor, Korea Industry Bank Bldg.) 103, Gyeongwondong i(il)-	063) 286-9911

Name of Branch	Address	Telephone Number
ga, Wansan-gu, Jeonju-si, Jeollabuk-do

Jungeup	(2nd floor, formerly Hangbok Wedding Hall) 525-1, Susung-dong, Jungeup-si, Jeollabuk-do	063) 531-0606

Jungjadong	2nd floor, Bundang Clinic, 15-2 Jungja-dong, Bundang-gu, Sungnam-si, Gyeonggi-do	031) 715-8600

Jeju	(2nd floor, Korea Specialty Contractor Financial Cooperative) 710-1, Nohyung-dong, Jeju-si, Jeju-do	064) 743-9011

Jukjeon	3rd floor, Daedeok Nuriettle B, 1808, Bojung-dong, Giheung-gu, Yongin-si, Gyeonggi-do	031) 898-0011

Jungbu	(2nd floor, Ssangyong Bldg.) 24-1, Jeo-dong, Jung-gu, Seoul	02) 2270-6500

Changdong	(1st and 2nd floors, Sangsu Bldg.) 693, Ssangmun-dong, Dobong-gu, Seoul	02) 995-0123

Changwon	(2nd floor, Checil Life Insurance Allianz Bldg.) 75-3, Sangnam-dong, Changwon-si, Gyeongsangnam-do	055) 285-5500

Cheongju	(1st floor, Nuri Tower) 1605, Yongam-dong, Sangdang-gu, Cheongju-si, Chungcheongbuk-do	043) 296-5600

Taepyeongro	Shinhan Bank Head Office basement, 120, Taepyeongro 2(i)-ga, Jung-gu, Seoul	02) 757-0707

Pyeongchon	(3rd floor, Shinhan Bank Bldg.) 1046, Bumgye-dong, Anyang-si, Gyeonggi-do	031) 381-8686

Pyeongtek	(1st floor, Samsung Life Insurance Bldg.) 32-2, Pyeongtek-dong, Pyeongtek-si, Gyeonggi-do	031) 657-9010

Hanam	(1st floor, National Pension Bldg.) 1582-4, Wusan-dong, Gwangsan-gu, Gwangju	062) 956-0707

Haeundae	2nd floor, Wungsin Cineart Bldg., 1479-1, Jwa-dong, Haeundae-gu, Busan	051) 701-2200

Jamsil Lotte Castle	2nd floor, Lotte Castle Gold, 7-18, Sincheon-dong, Songpa-gu, Seoul	02) 2143-0800

Exhibit 1
Notice of Purchase
[Date]
To [Title of Account],

Name:	Shinhan Financial Group Co., Ltd.
Address:	Taepyongro 2-Ga 120, Joong-Gu, Seoul, Korea
Telephone:	(02) 6360-3000
1. Purchase

Total Number of
	Total Number of	Share Certificates,	Total Number of
Type of Share	Tendered Shares	etc. Expected to be	Returned Shares,
Certificates, etc.	Certificates, etc.	Purchased	etc.

2. Share Certificates Expected to be Purchased or Returned

Share	Type of	No. of	No. of Share	Purchase Price, etc.
Certificates, etc.	Tendered	Tendered	Certificates, etc.	Purchase
expected to be	Shares	Shares	Expected to be	Price per	Purchase	Securities	Securities
Purchased	Certificates, etc.	Certificates, etc.	Purchased	Share	Price	Exchange	Transaction Taxes

Calculation	(Number of Shares Expected to be Purchased) x (Purchase Price per Share) (with 5% securities transaction tax deducted)

Returned Shares, etc.	Type of Share, etc.		No. of Share, etc.			Return Methods

3. Settlement

Tender Offer	Name	Good Morning Shinhan Securities Co., Ltd.
Agent (Securities Company	Principal Place of	Youido-Dong 23-2, Youngdungpo-Gu, Seoul, Korea
in Charge of	Business
Settlement)

Settlement Date	July 6, 2007

Settlement Method	<1> Following the expiration of the Tender Offer Period, a Notice of Purchase will be sent without delay by the Tender Offer Agent to the address specified in the tender application of each shareholder who has validly tendered LG Card shares (each, a “Shareholder”).

<2> The Tender Offer Purchase Price will be transferred to the account with the Tender Offer Agent designated by each Shareholder, provided that the securities transaction tax at the rate of 0.5% and any other applicable tax will be deducted or withheld therefrom prior to each such transfer. In the case of a non-resident Shareholder (including foreign corporations), applicable law may require the Tender Offer Agent to withhold certain capital gains taxes and applicable surtaxes, unless (i) applicable tax treaties exempt the Shareholder from such withholdings and (ii) all actions necessary for such exemptions to be available have been taken by the Shareholder.

* The burden of proof in respect of the eligibility for exemption from withholding taxes under the Tax Treaty or the authenticity of any supporting documents lies on the relevant Shareholders, and the Tender Offer Agent who is obligated to withhold such taxes may refuse to apply the exemption if the relevant Shareholder refuses to fulfill the burden.

<3> If the total number of tendered LG Card shares exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the rules of allocation (see below). In respect of any LG Card shares not purchased in excess of the Target Number of Shares, the prohibition on withdrawal of such shares will be lifted on the Settlement Date.

<4> LG Card shares validly tendered through the Tender Offer will be transferred from the account of each Shareholder to the account of Tender Offeror on the Settlement Date:

* Tender Offer Account:

• Office where the account is opened: Sales Department II, Good Morning Shinhan Securities Co., Ltd.

• Account No.: 080-01-101893

• Holder of Account: Shinhan Financial Group Co., Ltd.

	Branch Office	Location
Settlement Place	Head office and branch offices of Good Morning Shinhan Securities Co., Ltd.	Head office: Youido-Dong 23-2, Youngdeunpo-Gu, Seoul Branch offices: Refer to VIII. 3
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date : June 12, 2007